KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

This management's discussion and analysis ("MD&A"), prepared as of August 2, 2017, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at June 30, 2017, and for the three and six months then ended, and is intended to supplement and complement Kinross Gold Corporation's unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2017, and the notes thereto (the "interim financial statements").  Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations.  Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2016 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars.  The interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three months and six ended June 30, 2017, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the "Cautionary Statement on Forward-Looking Information" on pages 47 – 48 of this MD&A.  In certain instances, references are made to relevant notes in the interim financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow.  Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainty.  Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar may have an impact on the Company's operating costs and capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Consolidated Financial and Operating Highlights
	Three months ended June 30,				Six months ended June 30,
(in millions, except ounces, per share amounts and per ounce amounts)	2017	2016	Change	% Change (d)	2017	2016	Change	% Change (d)
Operating Highlights
Total gold equivalent ounces (a)
Produced (c)	700,452	675,623	24,829	4%	1,378,233	1,367,533	10,700	1%
Sold (c)	689,362	690,983	(1,621)	(0%)	1,341,878	1,355,148	(13,270)	(1%)

Attributable gold equivalent ounces (a)
Produced (c)	694,874	671,267	23,607	4%	1,366,830	1,358,730	8,100	1%
Sold (c)	683,584	686,752	(3,168)	(0%)	1,329,530	1,346,149	(16,619)	(1%)

Financial Highlights
Metal sales	$868.6	$876.4	$(7.8)	(1%)	$1,664.7	$1,659.0	$5.7	0%
Production cost of sales	$456.6	$506.7	$(50.1)	(10%)	$915.4	$964.4	$(49.0)	(5%)
Depreciation, depletion and amortization	$204.0	$210.2	$(6.2)	(3%)	$421.5	$403.4	$18.1	4%
Operating earnings	$104.9	$69.2	$35.7	52%	$153.5	$112.0	$41.5	37%
Net earnings (loss) attributable to common shareholders	$33.1	$(25.0)	$58.1	nm	$167.7	$10.0	$157.7	nm
Basic earnings (loss) per share attributable to common shareholders	$0.03	$(0.02)	$0.05	nm	$0.13	$0.01	$0.12	nm
Diluted earnings (loss) per share attributable to common shareholders	$0.03	$(0.02)	$0.05	nm	$0.13	$0.01	$0.12	nm
Adjusted net earnings (loss) attributable to common shareholders(b)	$54.9	$(9.8)	$64.7	nm	$78.3	$11.4	$66.9	nm
Adjusted net earnings (loss) per share (b)	$0.04	$(0.01)	$0.05	nm	$0.06	$0.01	$0.05	nm
Net cash flow provided from operating activities	$179.7	$315.9	$(136.2)	(43%)	$387.5	$530.4	$(142.9)	(27%)
Adjusted operating cash flow (b)	$230.8	$187.2	$43.6	23%	$481.7	$394.8	$86.9	22%
Capital expenditures	$200.7	$114.0	$86.7	76%	$379.6	$253.5	$126.1	50%
Average realized gold price per ounce	$1,260	$1,266	$(6)	(0%)	$1,241	$1,223	$18	1%
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$662	$733	$(71)	(10%)	$682	$712	$(30)	(4%)
Attributable(a) production cost of sales per equivalent ounce (c) sold(b)	$660	$731	$(71)	(10%)	$680	$709	$(29)	(4%)
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$645	$711	$(66)	(9%)	$665	$693	$(28)	(4%)
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$901	$976	$(75)	(8%)	$922	$963	$(41)	(4%)
Attributable(a) all-in sustaining cost per equivalent ounce (c) sold (b)	$910	$988	$(78)	(8%)	$931	$972	$(41)	(4%)
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,098	$1,027	$71	7%	$1,100	$1,022	$78	8%
Attributable(a) all-in cost per equivalent ounce (c) sold (b)	$1,102	$1,037	$65	6%	$1,103	$1,028	$75	7%

(a) "Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b) The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.
(c) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2017 was 73.01:1 (second quarter of 2016 - 75.06:1). The ratio for the first six months of 2017 was 71.46:1 (first six months of 2016 - 77.20:1).

(d) "nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Consolidated Financial Performance

Second quarter 2017 vs. Second quarter 2016

Kinross' attributable production increased by 4% compared with the second quarter of 2016, primarily as a result of higher production at Bald Mountain due to mine sequencing, at Round Mountain due to an increase in ounces recovered from the heap leach pads and higher grades, as well as at Tasiast and Chirano due to higher grades.  These increases were partially offset by lower production at Kupol due to a decrease in grades, at Maricunga as a result of the suspension of mining and crushing activities, as well as at Fort Knox due to fewer ounces recovered from the heap leach pads.

During the second quarter of 2017, metal sales were slightly lower compared with the same period in 2016 due to decreases in metal prices realized and gold equivalent ounces sold.  Gold equivalent ounces sold in the second quarter of 2017 decreased to 689,362 ounces compared with 690,983 ounces in the same period of 2016, primarily due to the timing of sales at Maricunga offset by the increase in attributable production.  The average gold price realized decreased to $1,260 per ounce in the second quarter of 2017 from $1,266 per ounce in the second quarter of 2016.

Production cost of sales decreased by 10% compared with the second quarter of 2016 due to a decrease in gold equivalent ounces sold at Maricunga and Fort Knox and a reduction in costs at Kettle River-Buckhorn due to mining activity coming to an end during the second quarter of 2017. These decreases were offset by increased production cost of sales at Tasiast and Paracatu mainly due to the increases in gold equivalent ounces sold.

Depreciation, depletion and amortization decreased by 3% compared with the second quarter of 2016, mainly due to lower depreciation, depletion and amortization at Kupol and Maricunga related to a decrease in gold equivalent ounces sold, offset by the increase in depreciation, depletion and amortization at Round Mountain and Bald Mountain due to increases in gold equivalent ounces sold and the depreciable asset bases.  In addition, depreciation, depletion and amortization at Chirano increased due to an increase in gold equivalent ounces sold and a decrease in the mineral reserves at December 31, 2016.

Operating earnings were higher by 52% in the second quarter of 2017 compared with the same period in 2016, primarily due to the decrease in production cost of sales.

On March 28, 2017, the Company announced that it had entered into an agreement with Goldcorp Inc. ("Goldcorp") to sell its 25% interest in the Cerro Casale project and its 100% interest in the Quebrada Seca exploration project in Chile. On June 9, 2017, the Company completed the sale and recognized a gain on disposition of $12.7 million in other income (expense) during the three months ended June 30, 2017.

On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory. On June 14, 2017, the Company completed the sale and recognized a loss on disposition of $1.7 million in other income (expense) for the three months ended June 30, 2017.

During the second quarter of 2017, net earnings attributable to common shareholders were $33.1 million, or $0.03 per share, compared with a net loss attributable to common shareholders of $25.0 million, or $0.02 per share, in the same period of 2016.  The change was primarily a result of an increase in operating earnings.  The Company recorded an income tax expense of $58.0 million, compared with an income tax expense of $69.4 million in the second quarter of 2016. The $58.0 million income tax expense recognized in the second quarter of 2017 included $5.6 million of expense due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $69.4 million income tax expense recognized in the second quarter of 2016 included $31.6 million of recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble and $29.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016.
Adjusted net earnings attributable to common shareholders in the second quarter of 2017 were $54.9 million, or $0.04 per share, compared with adjusted net loss attributable to common shareholders of $9.8 million, or $0.01 per share, for the same period in 2016.  The increase in adjusted net earnings was due to the increase in operating earnings as described above.

Net cash flow provided from operating activities decreased to $179.7 million in the second quarter of 2017 from $315.9 million in the second quarter of 2016, primarily due to less favourable working capital changes, partially offset by the increase in operating earnings as described above.

During the second quarter of 2017, adjusted operating cash flow increased to $230.8 million from $187.2 million in the same period of 2016, primarily due to the increase in operating earnings described above.

Capital expenditures increased to $200.7 million compared with $114.0 million in the second quarter of 2016, primarily due to increased spending at Tasiast, Paracatu and Bald Mountain, offset by lower spending at Round Mountain.

During the second quarter of 2017, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis decreased compared with the same period in 2016, primarily due to the decrease in production cost of sales. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared with the second quarter of 2016, primarily due to an increase in non-sustaining capital expenditures.

First six months of 2017 vs. First six months of 2016

During the first six months of 2017, Kinross' attributable production increased by 1% compared with the same period in 2016, primarily as a result of higher production at Bald Mountain due to mine sequencing, at Round Mountain as a result of an increase in ounces recovered from the heap leach pads and higher grades, as well as at Tasiast and Chirano due to higher grades.  These increases were offset by lower production at Kupol as a result of a decrease in grades, at Maricunga as a result of the suspension of mining and crushing activities, as well as lower production at Fort Knox due to fewer ounces recovered from the heap leach pads.

Metal sales remained consistent in the first six months of 2017 compared with the same period in 2016 due to a slight decrease in gold equivalent ounces sold offset by an increase in average metal prices realized.  The average realized gold price increased to $1,241 per ounce in the first six months of 2017 from $1,223 per ounce in the same period of 2016.  Gold equivalent ounces sold in the first half of 2017 decreased to 1,341,878 ounces from 1,355,148 ounces in the same period of 2016, primarily due to timing of sales at Maricunga.

Production cost of sales decreased by 5% compared with the first six months of 2016, primarily due to the decrease in gold equivalent ounces sold as well as lower costs realized at Fort Knox.

During the first six months of 2017, operating earnings were $153.5 million compared with $112.0 million in the same period of 2016.  The change was primarily due to an increase in margins (metal sales less production cost of sales), which was largely a result of lower production cost of sales.

On March 28, 2017, the Company announced that it had entered into an agreement with Goldcorp to sell its 25% interest in the Cerro Casale project and its 100% interest in the Quebrada Seca exploration project in Chile. In connection with the sale, the Company recorded a reversal of previously recorded impairment charges of $97.0 million during the three months ended March 31, 2017. On June 9, 2017, the Company completed the sale and recognized a gain on disposition of $12.7 million in other income (expense) during the three months ended June 30, 2017.

On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory. On June 14, 2017, the Company completed the sale and recognized a loss on disposition of $1.7 million in other income (expense) for the three months ended June 30, 2017.

Net earnings attributable to common shareholders in the first six months of 2017 were $167.7 million, or $0.13 per share, compared with $10.0 million, or $0.01 per share, in the first six months of 2016.   The change was primarily a result of the increase in operating earnings and the impairment reversal, as described above, as well as, insurance recoveries of $17.5 million. During the first six months of 2017, the Company recorded an income tax expense of $60.9 million compared with $56.7 million in the same period of 2016. The $60.9 million income tax expense recognized in the first six months of 2017 included $1.1 million of expense due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $56.7 million income tax expense recognized in the first six months of 2016 included $37.8 million of recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuation in foreign exchange rates with respect to the Brazilian real and the Russian rouble and $29.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016.

Adjusted net earnings attributable to common shareholders were $78.3 million, or $0.06 per share, for the first six months of 2017 compared with adjusted net earnings attributable to common shareholders of $11.4 million, or $0.01 per share, for the same period in 2016.  The increase in adjusted net earnings was mainly due to the increase in margins described above.

During the first six months of 2017, net cash flow provided from operating activities decreased by $142.9 million compared with the same period in 2016.  The decrease in cash flows was primarily the result of less favourable working capital changes partially offset by higher margins.

Adjusted operating cash flow in the first six months of 2017 increased to $481.7 million from $394.8 million in the same period of 2016, primarily due to the increase in operating earnings as described above.

Capital expenditures increased to $379.6 million compared with $253.5 million in the first six months of 2016, primarily due to increased spending at Tasiast, Paracatu and Bald Mountain, offset by lower spending at Kupol and Round Mountain.

During the first six months of 2017, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold and on a by-product basis decreased compared with the same period in 2016, primarily due to the decrease in production cost of sales.  Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared with the first six months of 2016, primarily due to an increase in non-sustaining capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross' 2016 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2016, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2016 annual MD&A.

Price of Gold

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold.  During the second quarter of 2017, the average price of gold was $1,257 per ounce, with gold trading between $1,294 and $1,220 per ounce based on the London PM Fix gold price.  This compares to an average of $1,260 per ounce during the second quarter of 2016, with a low of $1,212 and a high of $1,325 per ounce.  During the second quarter of 2017, Kinross realized an average price of $1,260 per ounce compared with $1,266 per ounce for the corresponding period in 2016.  For the first six months of 2017, the price of gold averaged $1,238 per ounce compared with $1,221 in the same period of 2016. In the first six months of 2017, Kinross realized an average price of $1,241 per ounce compared with an average price realized of $1,223 per ounce in the first six months of 2016.

Major influences to the gold price during the second quarter of 2017 included the continued strength in U.S. equities and the anticipation for the U.S. Federal Reserve to raise interest rates and start offloading its balance sheet in the coming months. Positive factors for gold include continued geopolitical uncertainty in the United States and Europe, an increase in holdings of gold exchange-traded funds, a weakening US dollar and an increase in central bank interest rates due to the improvement in global growth.

Cost Sensitivity

The Company's profitability is subject to industry wide cost fluctuations on development and operating costs with respect to labour, energy, capital expenditures and consumables in general.  Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.  The cost of fuel as a percentage of operating costs varies amongst the Company's mines, and overall, operations have experienced modest fuel price increases since late 2016, reflecting the decision made by the Organization of the Petroleum Exporting Countries ("OPEC") to reduce oil production.  Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 Liquidity and Capital Resources for details.

Currency Fluctuations

At the Company's non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies.  Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen.  During the three and six months ended June 30, 2017, the U.S. dollar, on average, was weaker relative to the Russian rouble, Brazilian real and Chilean peso and stronger relative to the Ghanaian cedi, Mauritanian ouguiya and Canadian dollar compared with the same periods in 2016.  As at June 30, 2017, the U.S. dollar was weaker compared to the December 31, 2016 spot exchange rates of the Russian rouble, Canadian dollar, Mauritanian ouguiya and Chilean peso, and stronger relative to the Brazilian real and Ghanaian cedi.  In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources for details.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

3.	OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 47 – 48 of this MD&A.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%).  Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the interim financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Operational Outlook

As previously announced on February 15, 2017, Kinross expects to produce approximately 2.5 to 2.7 million gold equivalent ounces during 2017.

The Company expects to be within its production cost of sales guidance range of $660 to $720 per gold equivalent ounce and its all-in sustaining cost guidance range of $925 to $1,025 per gold equivalent ounce sold in 2017.

Other operating costs is now expected to be $80-$90 million for 2017, compared with the previous $60 million forecast.

Kinross also expects to meet its 2017 capital expenditure forecast of approximately $900 million (plus or minus 5%).

Depreciation, depletion and amortization is now expected to be approximately $300 to $325 per gold equivalent ounce for 2017, compared with the previous forecast of $350 per gold equivalent ounce.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast Phase One and Phase Two Expansion Update

The Tasiast Phase One project development is progressing well, and continues to be on time and on budget, with full commercial production expected in the second quarter of 2018. Plant construction is now 55% complete, with 85% of all equipment and materials now onsite. Installation of the SAG mill's outer shell is now complete and mechanical work has commenced. The oxygen plant has now been commissioned, with the tailings storage facility expected to be commissioned shortly. Concrete works and foundations for the primary crusher, apron feeder and cyclone towers have been completed and heavy mechanical work has now commenced at all three facilities. Installation of three new leach tanks is progressing, and installation of the conveyor is expected to begin shortly.

Phase One is expected to increase plant throughput to 12,000 tonnes per day (" t/d") from 8,000 t/d.

The Tasiast Phase Two expansion feasibility study is also advancing well and is on schedule to be completed in September 2017. The Company is expecting to make a development decision once the feasibility study is finalized.

Bald Mountain Update

The detailed engineering work at the Vantage Complex in the South area is progressing on schedule. The project team has now been established and the execution plan is being developed. The permitting process is proceeding as planned and major construction work is expected to begin in the first half of 2018. The proposed heap leach pad and associated processing facilities and infrastructure is expected to accommodate a total capacity of 68 million tonnes of ore.

Russia Projects Update

Kinross' Russian development projects are in their advanced stages. At the Moroshka satellite deposit, located approximately four kilometres from Kupol, decline development is on schedule with construction of surface infrastructure now complete. The Company began processing ore from the September Northeast satellite deposit at the Kupol mill in June 2017. September Northeast, which is located approximately 15 kilometers from Dvoinoye, was completed on budget and on schedule.

Round Mountain Phase W

The feasibility study is advancing well and is expected to be completed in September. The Company is expecting to make a development decision at that time. The scope of the Phase W expansion project involves changes to site infrastructure and processing facilities, and a substantial pre-stripping campaign to access a deeper extension of the mineralized zone. Phase W is expected to extend life of mine at Round Mountain, one of the most consistent performing mines in the Company's portfolio.

Paracatu Temporary Suspension

At the beginning of July, the expected temporary curtailment of mining and Plant 2 operations commenced at Paracatu due to the lower than average rainfall in the area. The Company's 2017 production guidance took into account the potential curtailment and is not expected to be impacted at this time. The expected production impact has been partly mitigated by the tailings reprocessing initiative, which is expected to increase in the third quarter at Plant 1, while Plant 2 maintenance has been brought forward to coincide with the downtime. The production from the tailings reprocessing is expected to be approximately 25,000 - 35,000 gold ounces in the third quarter, with a processing rate of approximately 50,000 t/d at Plant 1. The Company also continued to implement water mitigation efforts, including an enhanced water pumping system, securing water rights, and installment of wells around the site. Curtailment of mining and Plant 2 operations will continue until the water balance allows for production to resume, which is expected in the fourth quarter of 2017 when the rainy season begins.

Brazilian Royalty Legislation

In Brazil, on July 26, 2017, President Temer signed certain provisional measures related to the mining sector which, among other things, increase the royalty on gold and on silver from 1% and 0.2% of net sales, respectively, to 2% of gross revenues.  The royalty increase is scheduled to take effect on November 1, 2017. The provisional measures are enforceable as law for 120 days and will become permanent law if passed by congress. The Company does not expect this increase in royalties to have a significant impact on the consolidated financial results.

Recent Transactions

Disposition of interest in Cerro Casale

On March 28, 2017, the Company announced it had entered into an agreement to sell its 25% interest in the Cerro Casale project, and its 100% interest in the Quebrada Seca exploration project in Chile to Goldcorp.

On June 9, 2017, the Company completed the sale for gross cash proceeds of $260.0 million (which included $20.0 million for Quebrada Seca), a contingent payment of $40.0 million following a construction decision for Cerro Casale, the assumption by Goldcorp of a $20.0 million contingent payment obligation payable to Barrick when production at Cerro Casale commences, and a 1.25% royalty on 25% of gross revenues from all metals sold at the properties (with the Company foregoing the first $10.0 million). Additionally on closing, the Company entered into a water supply agreement with the Cerro Casale joint venture to have certain rights to access, up to a fixed amount, water not required by the Cerro Casale joint venture.

Disposition of interest in White Gold

On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory.
On June 14, 2017, the Company completed the sale for gross cash proceeds of $7.6 million (CDN$10.0 million), 17.5 million common shares of White Gold Corp. representing 19.9% of the issued and outstanding shares of White Gold Corp., and deferred payments of $11.4 million (CDN$15.0 million), payable in three equal payments of $3.8 million (CDN$5.0 million) upon completion of specific milestones.

Completion of $500.0 million unsecured debt offering

On July 6, 2017, Kinross completed a $500.0 million offering of debt securities consisting of 4.50% senior notes due 2027. Kinross received net proceeds of $494.7 million from the offering, after payment of related fees and expenses. The notes rank equally with the Company's existing senior notes.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights
	Three months ended June 30,				Six months ended June 30,
(in millions, except ounces and per ounce amounts)	2017	2016	Change	% Change (c)	2017	2016	Change	% Change (c)
Operating Statistics
Total gold equivalent ounces (a)
Produced (b)	700,452	675,623	24,829	4%	1,378,233	1,367,533	10,700	1%
Sold (b)	689,362	690,983	(1,621)	(0%)	1,341,878	1,355,148	(13,270)	(1%)

Attributable gold equivalent ounces (a)
Produced (b)	694,874	671,267	23,607	4%	1,366,830	1,358,730	8,100	1%
Sold (b)	683,584	686,752	(3,168)	(0%)	1,329,530	1,346,149	(16,619)	(1%)

Gold ounces - sold	671,625	669,251	2,374	0%	1,305,431	1,316,741	(11,310)	(1%)
Silver ounces - sold (000's)	1,295	1,631	(336)	(21%)	2,605	2,959	(354)	(12%)
Average realized gold price per ounce	$1,260	$1,266	$(6)	(0%)	$1,241	$1,223	$18	1%

Financial data
Metal sales	$868.6	$876.4	$(7.8)	(1%)	$1,664.7	$1,659.0	$5.7	0%
Production cost of sales	$456.6	$506.7	$(50.1)	(10%)	$915.4	$964.4	$(49.0)	(5%)
Depreciation, depletion and amortization	$204.0	$210.2	$(6.2)	(3%)	$421.5	$403.4	$18.1	4%
Operating earnings	$104.9	$69.2	$35.7	52%	$153.5	$112.0	$41.5	37%
Net earnings (loss) attributable to common shareholders	$33.1	$(25.0)	$58.1	nm	$167.7	$10.0	$157.7	nm

(a) "Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2017 was 73.01:1 (second quarter of 2016 - 75.06:1). The ratio for the first six months of 2017 was 71.46:1 (first six months of 2016 - 77.20:1).

(c) "nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Operating Earnings (Loss) by Segment

	Three months ended June 30,				Six months ended June 30,
(in millions)	2017	2016	Change	% Change (c)	2017	2016	Change	% Change

Operating segments
Fort Knox	$31.5	$23.1	$8.4	36%	$65.3	$40.1	$25.2	63%
Round Mountain	39.0	25.0	14.0	56%	59.1	54.5	4.6	8%
Bald Mountain	8.9	(8.8)	17.7	nm	10.9	(11.6)	22.5	194%
Kettle River-Buckhorn	24.8	12.0	12.8	107%	40.4	21.0	19.4	92%
Paracatu	36.6	34.7	1.9	5%	30.8	53.6	(22.8)	(43%)
Maricunga	4.5	(5.1)	9.6	188%	9.0	4.7	4.3	91%
Kupol (a)	58.9	106.0	(47.1)	(44%)	103.8	180.3	(76.5)	(42%)
Tasiast	(27.6)	(41.7)	14.1	34%	(29.2)	(73.5)	44.3	60%
Chirano	(18.9)	(26.5)	7.6	29%	(30.8)	(46.0)	15.2	33%
Non-operating segment
Corporate and Other (b)	(52.8)	(49.5)	(3.3)	(7%)	(105.8)	(111.1)	5.3	5%
Total	$104.9	$69.2	$35.7	52%	$153.5	$112.0	$41.5	37%

(a)The Kupol segment includes the Kupol and Dvoinoye mines.
(b) "Corporate and Other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (including La Coipa, Lobo-Marte, Cerro Casale until its disposal on June 9, 2017 and White Gold until its disposal on June 14, 2017.

(c)"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Mining Operations

Fort Knox (100% ownership and operator) – USA

	Three months ended June 30,				Six months ended June 30,
	2017	2016	Change	% Change(c)	2017	2016	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000's)	5,353	6,141	(788)	(13%)	10,595	12,927	(2,332)	(18%)
Tonnes processed (000's) (a)	8,899	8,381	518	6%	15,717	19,122	(3,405)	(18%)
Grade (grams/tonne)(b)	0.86	0.64	0.22	34%	0.81	0.65	0.16	25%
Recovery(b)	83.9%	82.7%	1.2%	1%	83.5%	82.0%	1.5%	2%
Gold equivalent ounces:
Produced	91,848	97,221	(5,373)	(6%)	184,886	185,021	(135)	(0%)
Sold	91,237	97,625	(6,388)	(7%)	185,978	185,514	464	0%

Financial Data (in millions)
Metal sales	$115.0	$123.9	$(8.9)	(7%)	$230.3	$226.7	$3.6	2%
Production cost of sales	57.9	77.4	(19.5)	(25%)	116.4	139.6	(23.2)	(17%)
Depreciation, depletion and amortization	20.0	22.3	(2.3)	(10%)	42.5	45.8	(3.3)	(7%)
	37.1	24.2	12.9	53%	71.4	41.3	30.1	73%
Exploration and business development	2.9	1.0	1.9	190%	3.1	1.1	2.0	182%
Other	2.7	0.1	2.6	nm	3.0	0.1	2.9	nm
Segment operating earnings	$31.5	$23.1	$8.4	36%	$65.3	$40.1	$25.2	63%

(a) Includes  5,830,000 and 9,715,000  tonnes placed on the heap leach pads during the second quarter and first six months of 2017, respectively (second quarter and first six months of 2016 - 4,914,000 and 12,409,000 tonnes, respectively).

(b) Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of  0.26 and 0.25 grams per tonne during the second quarter and first six months of 2017, respectively (second quarter and first six months of 2016 - 0.28 and 0.27 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c) "nm" means not meaningful.

Second quarter 2017 vs. Second quarter 2016

In the second quarter of 2017, tonnes of ore mined were lower by 13% compared with the second quarter of 2016, primarily due to mining activities involving increased capitalized stripping.  Tonnes of ore processed were higher by 6% compared with the second quarter of 2016, due to an increase in tonnes placed on the heap leach pads offset by lower mill throughput. Mill grades in the second quarter of 2017 were 34% higher compared with the same period in 2016, due to planned mine sequencing. Gold equivalent ounces produced decreased by 6% compared with the second quarter of 2016, primarily due to fewer ounces recovered from the heap leach pads, partially offset by the increase in mill grades.  Gold equivalent ounces sold decreased by 7%, due to the decrease in gold equivalent ounces produced.

During the second quarter of 2017, metal sales decreased by 7% compared with the same period in 2016 due to a decrease in gold equivalent ounces sold and metal prices realized.  Production cost of sales decreased by 25% compared with the second quarter of 2016 due to the decrease in gold equivalent ounces sold and a decrease in operating waste mined, offset by an increase in power costs. During the second quarter of 2017, depreciation, depletion and amortization decreased by 10% compared with the same period in 2016 due to a decrease in gold equivalent ounces sold and a lower depreciable asset base.

First six months of 2017 vs. First six months of 2016

During the first six months of 2017, tonnes of ore mined decreased by 18%, compared with the same period in 2016, primarily due to mining activities involving increased capitalized stripping. Tonnes of ore processed were also lower by 18% compared with the first six months of 2016, largely due to the decrease in tonnes of ore mined and lower tonnes placed on the heap leach pads as a result of unfavourable weather conditions. Gold equivalent ounces produced in the first six months of 2017 were consistent with the same period in 2016 due to the decrease in tonnes processed offset by an increase mill grades of 25%, as a result of mine sequencing. Gold equivalent ounces sold in the first six months of 2017 were higher than production due to the timing of shipments.

Metal sales increased by 2% in the first six months of 2017 compared to the same period in 2016, primarily due to an increase in average metal prices realized. During the first six months of 2017, production cost of sales was lower by 17% compared with the same period in 2016, due to less operating waste mined and lower labour and contractor costs. These decreases in costs were partially offset by a 10% increase in power costs.  Depreciation, depletion and amortization in the first six months of 2017 decreased by 7% compared with the same period in 2016, mainly due to a lower depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Round Mountain (100% ownership and operator) – USA

	Three months ended June 30, Six months ended June 30,
	2017	2016	Change	% Change	2017	2016	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000's)(a)	8,136	6,632	1,504	23%	14,083	10,650	3,433	32%
Tonnes processed (000's)(a)	6,664	6,475	189	3%	12,163	10,415	1,748	17%
Grade (grams/tonne)(b)	1.35	0.80	0.55	69%	1.25	0.98	0.27	28%
Recovery(b)	78.4%	80.1%	(1.7%)	(2%)	79.9%	81.7%	(1.8%)	(2%)
Gold equivalent ounces:
Produced	115,191	92,813	22,378	24%	217,940	185,739	32,201	17%
Sold	108,811	91,646	17,165	19%	212,909	182,120	30,789	17%

Financial Data (in millions)
Metal sales	$137.2	$117.4	$19.8	17%	$264.1	$223.8	$40.3	18%
Production cost of sales	69.7	71.3	(1.6)	(2%)	145.2	131.7	13.5	10%
Depreciation, depletion and amortization	28.3	20.8	7.5	36%	57.2	36.9	20.3	55%
	39.2	25.3	13.9	55%	61.7	55.2	6.5	12%
Exploration and business development	0.2	0.3	(0.1)	(33%)	2.6	0.7	1.9	nm
Segment operating earnings	$39.0	$25.0	$14.0	56%	$59.1	$54.5	$4.6	8%

(a) Tonnes of ore mined/processed represent 100% of operations for all periods. Includes 5,685,000 and 10,233,000 tonnes placed on the heap leach pads during the second quarter and first six months of 2017, respectively (second quarter and first six months of 2016 - 5,533,000 and 8,604,000, respectively).

(b) Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.52 and 0.51 grams per tonne during the second quarter and first six months of 2017, respectively (second quarter and first six months of 2016 - 0.40 and 0.42 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c) "nm" means not meaningful.

Second quarter 2017 vs. Second quarter 2016

In the second quarter of 2017, tonnes of ore mined increased by 23% and mill grades increased by 69% compared with the same period in 2016, largely due to planned mine sequencing which involved mining in a deeper location. The increase in gold equivalent ounces produced in the second quarter of 2017 of 24%, was mainly due to increases in grade and ounces recovered from the heap leach pads.

Metal sales increased by 17% in the second quarter of 2017 compared with the same period of 2016, due to an increase in gold equivalent ounces sold.  Production cost of sales decreased by 2% in the second quarter of 2017 compared to the same period of 2016, mainly due to lower labour costs largely offset by the increase in gold equivalent ounces sold. Depreciation, depletion and amortization increased to $28.3 million from $20.8 million in the second quarter of 2016, primarily due to increases in gold equivalent ounces sold and the depreciable asset base.

First six months of 2017 vs. First six months of 2016

During the first six months of 2017, tonnes of ore mined and processed increased by 32% and 17%, respectively, compared with the same period in 2016, largely due to mining in a deeper location and more tonnes stacked on the heap leach pads, as per the mine plan. During the first six months of 2017, gold equivalent ounces produced increased by 17% compared with the same period in 2016, primarily due to an increase in grades and ounces recovered from the heap leach pads.

Metal sales increased to $264.1 million in the first six months of 2017 from $223.8 million in the same period of 2016 due to increases in gold equivalent ounces sold and metal prices realized. Production cost of sales increased by 10% compared with the same period in 2016, largely due to the increase in gold equivalent ounces sold and an increase in operating waste mined.  Depreciation, depletion and amortization increased to $57.2 million in the first six months of 2017 from $36.9 million in the same period of 2016, primarily due to increases in gold equivalent ounces sold and the depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Bald Mountain (100% ownership and operator) – USA

	Three months ended June 30,				Six months ended June 30,
	2017	2016	Change	% Change (b)	2017	2016	Change	% Change (b)
Operating Statistics (a)
Tonnes ore mined (000's)	5,174	2,182	2,992	137%	8,834	3,948	4,886	124%
Tonnes processed (000's)	5,159	2,182	2,977	136%	8,819	3,948	4,871	123%
Grade (grams/tonne)	0.58	0.48	0.10	21%	0.62	0.54	0.08	15%
Gold equivalent ounces:
Produced	49,881	32,704	17,177	53%	96,958	53,126	43,832	83%
Sold	54,308	35,508	18,800	53%	95,955	46,705	49,250	105%

Financial Data (in millions)
Metal sales	$68.6	$44.9	$23.7	53%	$119.3	$58.3	$61.0	105%
Production cost of sales	41.4	43.2	(1.8)	(4%)	75.2	56.3	18.9	34%
Depreciation, depletion and amortization	16.2	8.6	7.6	88%	30.3	10.6	19.7	186%
	11.0	(6.9)	17.9	nm	13.8	(8.6)	22.4	nm
Exploration and business development	2.2	0.8	1.4	175%	2.8	1.9	0.9	47%
Other	(0.1)	1.1	(1.2)	(109%)	0.1	1.1	(1.0)	(91%)
Segment operating earnings (loss)	$8.9	$(8.8)	$17.7	nm	$10.9	$(11.6)	$22.5	194%

(a) Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b) "nm" means not meaningful.

Second quarter 2017 vs. Second quarter 2016

Tonnes of ore mined and processed increased by 137% and 136%, respectively, compared with the quarter ended June 30, 2016, consistent with the mine plan. Grade increased by 21% compared to the second quarter of 2016, due to mine sequencing involving mining in higher grade locations. During the second quarter of 2017, gold equivalent ounces produced and sold increased by 53% compared with the same period of 2016, largely due to more ounces recovered from the heap leach pads, as a result of the increases in tonnes placed and grades.

In the second quarter of 2017, metal sales increased to $68.6 million from $44.9 million in the same period of 2016 due to the increase in gold equivalent ounces sold. Production cost of sales decreased by 4% in the second quarter of 2017 compared to the same period in 2016 due to a decrease in contractor and maintenance costs, offset by the increase in gold equivalent ounces sold. Depreciation, depletion and amortization increased to $16.2 million in the second quarter of 2017 from $8.6 million in the same period of 2016, primarily due to increases in gold equivalent ounces sold and the depreciable asset base.

First six months of 2017 vs. First six months of 2016

During the first six months of 2017, tonnes of ore mined and processed at Bald Mountain increased by 124% and 123%, respectively, compared to the same period in 2016, consistent with the mine plan.  Grade increased by 15% in the first six months of 2017, compared to the same period of 2016, due to mine sequencing which involved mining in higher grade locations.  In the first six months of 2017, gold equivalent ounces produced and sold increased by 83% and 105%, respectively, due to more ounces recovered from the heap leach pads, as a result of the increases in tonnes placed and grades.

In the first six months of 2017, metal sales increased to $119.3 million from $58.3 million in the same period of 2016 due to the increase in gold equivalent ounces sold.  Production cost of sales increased by 34% compared to the first six months of 2016 due to higher gold equivalent ounces sold, labour and fuel costs, partially offset by lower maintenance costs. Depreciation, depletion and amortization increased to $30.3 million in the first six months of 2017 from $10.6 million in the same period of 2016, primarily due to increases in gold equivalent ounces sold and the depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Kettle River–Buckhorn (100% ownership and operator) – USA

	Three months ended June 30,				Six months ended June 30,
	2017	2016	Change	% Change	2017	2016	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	91	101	(10)	(10%)	189	187	2	1%
Tonnes processed (000's)	95	101	(6)	(6%)	191	208	(17)	(8%)
Grade (grams/tonne)	11.45	7.40	4.05	55%	10.69	7.31	3.38	46%
Recovery	89.8%	93.4%	(3.6%)	(4%)	91.1%	92.6%	(1.5%)	(2%)
Gold equivalent ounces:
Produced	30,966	25,031	5,935	24%	55,532	53,343	2,189	4%
Sold	30,858	24,808	6,050	24%	55,753	53,072	2,681	5%

Financial Data (in millions)
Metal sales	$38.8	$31.6	$7.2	23%	$69.0	$64.4	$4.6	7%
Production cost of sales	12.4	18.2	(5.8)	(32%)	26.1	40.4	(14.3)	(35%)
Depreciation, depletion and amortization	0.1	0.8	(0.7)	(88%)	0.5	2.2	(1.7)	(77%)
	26.3	12.6	13.7	109%	42.4	21.8	20.6	94%
Exploration and business development	1.2	0.6	0.6	100%	1.9	0.7	1.2	171%
Other	0.3	-	0.3	-	0.1	0.1	-	-
Segment operating earnings	$24.8	$12.0	$12.8	107%	$40.4	$21.0	$19.4	92%

Second quarter 2017 vs. Second quarter 2016

Tonnes of ore mined and processed decreased by 10% and 6%, respectively, primarily due to the completion of mining activity during the quarter. Gold equivalent ounces produced and sold increased by 24%, compared with the second quarter of 2016, largely due to an increase in grade, offset by a decrease in recovery and lower throughput.

In the second quarter of 2017, metal sales increased by 23% compared with the same period in 2016 due to the increase in gold equivalent ounces sold. Production cost of sales and depreciation, depletion and amortization decreased by 32% and 88%, respectively, compared with the second quarter of 2016, primarily due to mining activities coming to an end during the quarter.

First six months of 2017 vs. First six months of 2016

Tonnes processed decreased by 8% due to the completion of mining activities during 2017. Gold equivalent ounces produced and sold increased by 4% and 5%, respectively, compared with the first six months of 2016, largely due to an increase in grades offset by lower recovery and throughput.

Metal sales increased by 7% in the first six months of 2017 compared with the same period in 2016 due to the increase in gold equivalent ounces sold and higher metal prices realized.  During the first six months of 2017, production cost of sales and depreciation, depletion and amortization decreased by 35% and 77%, respectively, compared with the same period in 2016, primarily due to the completion of mining activities during the quarter.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Paracatu (100% ownership and operator) – Brazil

	Three months ended June 30,				Six months ended June 30,
	2017	2016	Change	% Change	2017	2016	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	10,422	12,109	(1,687)	(14%)	20,648	23,934	(3,286)	(14%)
Tonnes processed (000's)	13,333	12,331	1,002	8%	25,225	23,770	1,455	6%
Grade (grams/tonne)	0.43	0.44	(0.01)	(2%)	0.41	0.44	(0.03)	(7%)
Recovery	77.4%	70.2%	7.2%	10%	75.6%	71.6%	4.0%	6%
Gold equivalent ounces:
Produced	138,869	126,774	12,095	10%	246,965	246,150	815	0%
Sold	137,056	126,365	10,691	8%	240,332	243,455	(3,123)	(1%)

Financial Data (in millions)
Metal sales	$173.2	$159.5	$13.7	9%	$299.1	$298.1	$1.0	0%
Production cost of sales	99.5	87.5	12.0	14%	197.4	167.4	30.0	18%
Depreciation, depletion and amortization	36.7	35.4	1.3	4%	70.2	70.8	(0.6)	(1%)
	37.0	36.6	0.4	1%	31.5	59.9	(28.4)	(47%)
Other	0.4	1.9	(1.5)	(79%)	0.7	6.3	(5.6)	(89%)
Segment operating earnings	$36.6	$34.7	$1.9	5%	$30.8	$53.6	$(22.8)	(43%)

Second quarter 2017 vs. Second quarter 2016

Tonnes of ore mined were lower by 14% compared with the second quarter of 2016, primarily due to planned mine sequencing.  During the second quarter of 2017 tonnes of ore processed were higher by 8% compared with the same period in 2016, largely due to an increase in plant efficiencies.  Recovery increased by 10% in the second quarter of 2017, compared to the same period in 2016 due to the metallurgical characteristics of the ore mined. During the second quarter of 2017, gold equivalent ounces produced increased by 10% compared with the same period in 2016, primarily due to the increases in recovery and tonnes processed.

During the second quarter of 2017, metal sales were higher by 9% compared with the same period in 2016 due to an increase in gold equivalent ounces sold.  Production cost of sales was higher by 14% compared with the same period in 2016, primarily due to higher gold equivalent ounces sold, operating waste mined, maintenance costs, power costs as well as unfavourable foreign exchange movements.  Depreciation, depletion and amortization increased by 4% compared with the second quarter of 2016, primarily due to increases in gold equivalent ounces sold and the depreciable asset base.

First six months of 2017 vs. First six months of 2016

During the first six months of 2017, tonnes of ore mined decreased by 14%, compared with the first six months of 2016, primarily due to planned mine sequencing.  The change in grade and recovery in the first six months of 2017 compared with the same period in 2016 was largely due to the metallurgical characteristics of the ore mined. Gold equivalent ounces produced remained consistent with the prior period due to an increase in mill throughput and recovery, offset by the decrease in grade.

Metal sales were consistent with the first six months of 2016 as the decrease in gold equivalent ounces sold was offset by an increase in average metal prices realized. Production cost of sales were higher by 18% in the first six months of 2017 compared with the same period in 2016, primarily due to higher operating waste mined, maintenance costs, power costs as well as unfavourable foreign exchange movements. Depreciation, depletion and amortization decreased by 1%, mainly as a result of lower gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Maricunga (100% ownership and operator) – Chile

	Three months ended June 30,				Six months ended June 30,
	2017	2016	Change	% Change	2017	2016	Change	% Change
Operating Statistics (a)
Tonnes ore mined (000's)	-	1,346	(1,346)	(100%)	-	5,293	(5,293)	(100%)
Tonnes processed (000's)	-	1,475	(1,475)	(100%)	-	5,729	(5,729)	(100%)
Grade (grams/tonne)	-	0.61	(0.61)	(100%)	-	0.67	(0.67)	(100%)
Gold equivalent ounces:
Produced	15,624	44,304	(28,680)	(65%)	51,625	103,380	(51,755)	(50%)
Sold	7,415	45,362	(37,947)	(84%)	15,986	102,852	(86,866)	(84%)

Financial Data (in millions)
Metal sales	$9.3	$58.1	$(48.8)	(84%)	$19.7	$126.0	$(106.3)	(84%)
Production cost of sales	1.9	42.6	(40.7)	(96%)	4.9	89.9	(85.0)	(95%)
Depreciation, depletion and amortization	0.6	11.6	(11.0)	(95%)	1.8	22.4	(20.6)	(92%)
	6.8	3.9	2.9	74%	13.0	13.7	(0.7)	(5%)
Other	2.3	9.0	(6.7)	(74%)	4.0	9.0	(5.0)	(56%)
Segment operating earnings (loss)	$4.5	$(5.1)	$9.6	188%	$9.0	$4.7	$4.3	91%

(a) Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

Second quarter 2017 vs. Second quarter 2016

As a result of the suspension of mining and crushing activities at Maricunga, there was no ore mined and processed in the second quarter of 2017.  Gold equivalent ounces produced is related to ounces recovered from the heap leach pads and decreased by 65% in the second quarter of 2017 as a result of the temporary suspension of mining and crushing activities.  Gold equivalent ounces sold in the second quarter of 2017 were lower than production due to the timing of sales.

During the second quarter of 2017, metal sales and production cost of sales decreased by 84% and 96%, respectively, compared with the same period in 2016 primarily due to the decrease in gold equivalent ounces sold.  Depreciation, depletion and amortization decreased from $11.6 million in the second quarter of 2016 to $0.6 million, primarily due to the decreases in the gold equivalent ounces sold and the depreciable asset base. During the second quarter of 2016, other costs of $9.0 million included costs related to the temporary suspension of mining operations, beginning in May 2016.

First six months of 2017 vs. First six months of 2016

As a result of the suspension of mining and crushing activities at Maricunga, there was no ore mined and processed in the first six months of 2017. Gold equivalent ounces produced is related to ounces recovered from the heap leach pads and the decrease of 50% in the first six months of 2017 compared with the same period of 2016 is primarily due to the suspension of mining and crushing activities. Gold equivalent ounces sold in the first six months of 2017 were lower than production due to the timing of sales and decreased by 84% compared with the first six months of 2016, primarily due to the decrease in gold equivalent ounces produced.

Metal sales and production cost of sales decreased by 84% and 95%, respectively, compared with the first six months of 2016 primarily due to the decrease in gold equivalent ounces sold.  Depreciation, depletion and amortization decreased from $22.4 million in the first six months of 2016 to $1.8 million, primarily due to the decreases in gold equivalent ounces sold and the depreciable asset base. During the first six months of 2016, other costs of $9.0 million included costs related to the temporary suspension of mining operations, beginning in May 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Kupol (100% ownership and operator) – Russian Federation (a)

	Three months ended June 30,				Six months ended June 30,
	2017	2016	Change	% Change	2017	2016	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (b)	489	513	(24)	(5%)	937	1,007	(70)	(7%)
Tonnes processed (000's)	440	428	12	3%	857	844	13	2%
Grade (grams/tonne):
Gold	9.78	12.75	(2.97)	(23%)	10.00	13.33	(3.33)	(25%)
Silver	78.20	105.89	(27.69)	(26%)	80.55	105.06	(24.51)	(23%)
Recovery:
Gold	95.0%	95.2%	(0.2%)	(0%)	95.0%	95.3%	(0.3%)	(0%)
Silver	85.0%	86.5%	(1.5%)	(2%)	85.2%	87.2%	(2.0%)	(2%)
Gold equivalent ounces: (c)
Produced	146,013	183,638	(37,625)	(20%)	289,391	376,088	(86,697)	(23%)
Sold	149,187	198,890	(49,703)	(25%)	292,668	374,581	(81,913)	(22%)
Silver ounces:
Produced (000's)	920	1,348	(428)	(32%)	1,924	2,464	(540)	(22%)
Sold (000's)	931	1,382	(451)	(33%)	1,935	2,452	(517)	(21%)

Financial Data (in millions)
Metal sales	$188.0	$251.5	$(63.5)	(25%)	$363.0	$458.6	$(95.6)	(21%)
Production cost of sales	80.5	82.9	(2.4)	(3%)	152.3	161.1	(8.8)	(5%)
Depreciation, depletion and amortization	44.5	59.9	(15.4)	(26%)	99.5	112.8	(13.3)	(12%)
	63.0	108.7	(45.7)	(42%)	111.2	184.7	(73.5)	(40%)
Exploration and business development	4.2	3.1	1.1	35%	7.5	4.8	2.7	56%
Other	(0.1)	(0.4)	0.3	75%	(0.1)	(0.4)	0.3	75%
Segment operating earnings	$58.9	$106.0	$(47.1)	(44%)	$103.8	$180.3	$(76.5)	(42%)

(a) The Kupol segment includes the Kupol and Dvoinoye mines.
(b) Includes  167,000 and 316,000 tonnes of ore mined from Dvoinoye during the second quarter and first six months of 2017, respectively (second quarter and first six months of 2016 - 177,000 and 331,000, respectively).

(c) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2017 was 73.01:1 (second quarter of 2016 - 75.06:1). The ratio for the first six months of 2017 was 71.46:1 (first six months of 2016 - 77.20:1).

Second quarter 2017 vs. Second quarter 2016

Tonnes of ore mined decreased by 5% compared with the second quarter of 2016, due to planned mine sequencing.  Mill grades decreased in the second quarter of 2017 compared with the same period in 2016, due to an increase in the proportion of ore processed from the low grade stopes at both Kupol and Dvoinoye, as per the mine plan.  Gold equivalent ounces produced were 20% lower compared with the same period in 2016, largely due to the decrease in grades. During the second quarter of 2017, gold equivalent ounces sold exceeded production as ounces produced at the end of the first quarter of 2017 were sold in the second quarter.

During the second quarter of 2017, metal sales decreased by 25% compared with the same period in 2016 primarily due to a decrease in gold equivalent ounces sold.  Production cost of sales decreased by 3% in the second quarter of 2017 compared to the same period in 2016 due to the decrease in gold equivalent ounces sold, offset by higher labour costs due to unfavourable foreign exchange movements. Depreciation, depletion and amortization decreased by 26% compared with the second quarter of 2016, mainly due to the decrease in gold equivalent ounces sold, partially offset by an increase in the depreciable asset base related to the completion of the filter cake plant.

First six months of 2017 vs. First six months of 2016

Tonnes of ore mined decreased by 7% compared with the first six months of 2016, primarily due to mine sequencing.  Mill grades decreased in the first six months of 2017 compared with the same period in 2016, due to an increase in the proportion of ore processed from the low grade stopes at both Kupol and Dvoinoye, as per the mine plan. Gold equivalent ounces produced decreased by 23% in the first six months of 2017 compared to the same period in 2016 mainly due to the decrease in grades.

Metal sales in the first six months of 2017 decreased by 21% compared with the same period in 2016 due to a decrease in gold equivalent ounces sold slightly offset by higher metal prices realized.  During the first six months of 2017, production cost of sales decreased by 5%, due to lower gold equivalent ounces sold and fuel costs, slightly offset by higher labour costs due to unfavourable foreign exchange movements and higher processing costs related to the startup of the filter cake plant operations at Kupol.  Depreciation, depletion and amortization decreased by 12% compared with the first six months of 2016, largely due to the decrease in gold equivalent ounces sold which was partially offset by an increase in the depreciable asset base related to the completion of the filter cake plant.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Tasiast (100% ownership and operator) – Mauritania

	Three months ended June 30,				Six months ended June 30,
	2017	2016	Change	% Change	2017	2016	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	975	1,937	(962)	(50%)	2,012	3,828	(1,816)	(47%)
Tonnes processed (000's) (a)	815	2,031	(1,216)	(60%)	1,636	3,995	(2,359)	(59%)
Grade (grams/tonne) (b)	2.35	1.39	0.96	69%	2.38	1.46	0.92	63%
Recovery (b)	92.5%	92.0%	0.5%	1%	92.3%	93.3%	(1.0%)	(1%)
Gold equivalent ounces:
Produced	56,278	29,577	26,701	90%	120,901	76,655	44,246	58%
Sold	52,703	28,467	24,236	85%	118,815	76,858	41,957	55%

Financial Data (in millions)
Metal sales	$66.1	$35.9	$30.2	84%	$147.4	$93.7	$53.7	57%
Production cost of sales	42.1	35.3	6.8	19%	89.1	82.5	6.6	8%
Depreciation, depletion and amortization	18.8	22.3	(3.5)	(16%)	44.1	45.0	(0.9)	(2%)
	5.2	(21.7)	26.9	124%	14.2	(33.8)	48.0	142%
Exploration and business development	1.1	1.5	(0.4)	(27%)	2.4	3.4	(1.0)	(29%)
Other	31.7	18.5	13.2	71%	41.0	36.3	4.7	13%
Segment operating loss	$(27.6)	$(41.7)	$14.1	34%	$(29.2)	$(73.5)	$44.3	60%

(a) Includes 87,000 and 162,000 tonnes placed on the dump leach pads during the second quarter and first six months of 2017, respectively (second quarter and first six months of 2016 - 1,542,000 and 2,729,000 tonnes, respectively).

(b) Amount represents mill grade and recovery only. Ore placed on the dump leach pads had an average grade of 0.59 and 0.55  grams per tonne during the second quarter and first six months of 2017, respectively (second quarter and first six months of 2016 - 0.45 and 0.44 grams per tonne, respectively). Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

Second quarter 2017 vs. Second quarter 2016

Tonnes of ore mined decreased by 50% compared with the second quarter of 2016, primarily due to mine sequencing, which involved a decrease in mining of lower grade leachable ore from the West Branch deposit.  Tonnes of ore processed decreased by 60%, primarily due to a decrease in tonnes of ore placed on the dump leach pads. During the second quarter of 2017, mill grades increased by 69% compared with the same period in 2016 due to the metallurgical characteristics of the ore being mined, as per the mine plan.  Gold equivalent ounces produced increased by 90% compared with the same period in 2016 due to the increase in mill grades and mill throughput. In addition, the 2016 results were impacted by the temporary suspension of operations which occurred in the second quarter of 2016.

During the second quarter of 2017, metal sales increased by 84% compared with the second quarter of 2016 due to an increase gold equivalent ounces sold.  Production cost of sales increased by 19% compared with the same period in 2016 due to the increase in gold equivalent ounces sold and increases in contractor and fuel costs, offset by a decrease in operating waste mined and labour costs.

First six months of 2017 vs. First six months of 2016

Tonnes of ore mined decreased by 47% in the first six months of 2017 compared with the same period in 2016, primarily due to planned mine sequencing, which involved a decrease in mining of lower grade leachable ore from the West Branch deposit. Tonnes of ore processed were lower by 59% compared with the first six months of 2016, largely due to a decrease in tonnes placed on the dump leach pads. Grades relating to the ore processed through the mill increased by 63% compared with the first six months of 2016, mainly due to planned mine sequencing.  During the first six months of 2017, gold equivalent ounces produced increased by 58% compared with the same period in 2016, primarily due to an increase in mill grades and mill throughput. In addition, the 2016 results were impacted by the temporary suspension of operations which occurred in the second quarter of 2016.

Metal sales increased by 57% compared with the first six months of 2016 due to an increase in gold equivalent ounces sold and metal prices realized.  During the first six months of 2017, production cost of sales was higher by 8% compared with the same period in 2016, primarily due to the increase in gold equivalent ounces sold, largely offset by a decrease in operating waste mined and labour costs.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Chirano (90% ownership and operator) – Ghana(a)

	Three months ended June 30,				Six months ended June 30,
	2017	2016	Change	% Change	2017	2016	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	613	547	66	12%	1,458	1,000	458	46%
Tonnes processed (000's)	822	882	(60)	(7%)	1,674	1,729	(55)	(3%)
Grade (grams/tonne)	2.48	1.72	0.76	44%	2.36	1.75	0.61	35%
Recovery	91.8%	90.8%	1.0%	1%	92.1%	90.8%	1.3%	1%
Gold equivalent ounces:
Produced	55,782	43,561	12,221	28%	114,035	88,031	26,004	30%
Sold	57,787	42,312	15,475	37%	123,482	89,991	33,491	37%

Financial Data (in millions)
Metal sales	$72.4	$53.6	$18.8	35%	$152.8	$109.4	$43.4	40%
Production cost of sales	51.2	48.3	2.9	6%	108.8	95.5	13.3	14%
Depreciation, depletion and amortization	36.8	25.8	11.0	43%	71.3	51.5	19.8	38%
	(15.6)	(20.5)	4.9	24%	(27.3)	(37.6)	10.3	27%
Exploration and business development	1.5	2.7	(1.2)	(44%)	2.8	4.4	(1.6)	(36%)
Other	1.8	3.3	(1.5)	(45%)	0.7	4.0	(3.3)	(83%)
Segment operating loss	$(18.9)	$(26.5)	$7.6	29%	$(30.8)	$(46.0)	$15.2	33%

(a) Operating and financial data are at 100% for all periods.

Second quarter 2017 vs. Second quarter 2016

During the second quarter of 2017, tonnes of ore mined increased by 12% compared with the same period in 2016, primarily due to increased mining activities at the Paboase and Akoti underground deposits, partially offset by a decrease in ore mined at the Tano open pit due to the completion of mining activities during the quarter.  Mill grades were 44% higher compared with the second quarter of 2016, mainly due to higher grade ore mined at Paboase and Akoti.  Gold equivalent ounces produced were 28% higher compared with the second quarter of 2016, primarily due to higher grades. Gold equivalent ounces sold in the second quarter of 2017 exceeded production due to the timing of shipments.

During the second quarter of 2017, metal sales were 35% higher compared with the same period in 2016, due to increases in gold equivalent ounces sold slightly offset by lower metal prices realized.  Production cost of sales in the second quarter of 2017 increased by 6% compared with the same period in 2016, primarily due to the increase in gold equivalent ounces sold and higher maintenance costs, largely offset by lower power costs. Depreciation, depletion and amortization increased by 43% compared with the second quarter of 2016, largely due to an increase in gold equivalent ounces sold and a decrease in the mineral reserves at December 31, 2016 and a decrease in the remaining useful lives of open pit assets related to the completion of open pit mining activities at the end of the quarter.

First six months of 2017 vs. First six months of 2016

Tonnes of ore mined in the first six months of 2017 increased by 46% compared with the same period in 2016, primarily due to increased mining activities at the Paboase and Akoti underground deposits as well as the Tano open pit, partially offset by fewer tonnes mined at the Akwaaba underground deposit. During the first six months of 2017, grades were 35% higher compared with the same period in 2016, mainly due to higher grade ore mined at Paboase and Akoti.  Gold equivalent ounces produced were 30% higher compared with the first six months of 2016, primarily due to the higher grades.  Gold equivalent ounces sold in the first six months of 2017 exceeded production due to timing of shipments.

During the first six months of 2017, metal sales were higher by 40% compared with the same period in 2016 due to an increase in gold equivalent ounces sold as well as an increase in metal prices realized.  Production cost of sales increased by 14% compared with the first six months of 2016, primarily due to increases in gold equivalent ounces sold, labour costs and maintenance costs.  Depreciation, depletion and amortization increased by 38% compared with the first six months of 2016, largely due to the increase in gold equivalent ounces sold, a decrease in mineral reserves at December 31, 2016 and a decrease in the remaining useful lives of open pit assets related to the completion of open pit mining activities at the end of the first six months of 2017.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Exploration and Business Development

	Three months ended June 30,				Six months ended June 30,
(in millions)	2017	2016	Change	% Change	2017	2016	Change	% Change
Exploration and business development	$24.9	$21.8	$3.1	14%	$45.9	$38.5	$7.4	19%

Exploration and business development expenses were $24.9 million compared with $21.8 million in the second quarter of 2016.  Of the total exploration and business development expense, expenditures on exploration totaled $18.4 million compared with $15.1 million in the second quarter of 2016.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $1.1 million for the second quarter of 2017 and $0.2 million for the second quarter of 2016.

Kinross was active on 18 mine sites, near-mine and greenfield initiatives during the second quarter of 2017, with a total of 80,492 metres drilled.  During the second quarter of 2016, Kinross was active on more than 13 mine sites, near-mine and greenfield initiatives, with a total of 63,032 metres drilled.
Exploration and business development expenses were $45.9 million compared with $38.5 million for the first six months of 2016.  Of the total exploration and business development expense, expenditures on exploration totaled $32.4 million in the first six months of 2017 compared with $24.5 million during the same period in 2016.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $1.1 million for the first six months of 2017 and $0.2 million for the first six months of 2016.
Kinross was active on 19 mine sites, near-mine and greenfield initiatives during the first six months of 2017, with a total of 140,601 metres drilled.  Kinross was active on more than 14 mine sites, near-mine and greenfield initiatives during the first six months of 2016, with a total of 102,574 metres drilled.
General and Administrative

	Three months ended June 30,				Six months ended June 30,
(in millions)	2017	2016	Change	% Change	2017	2016	Change	% Change
General and administrative	$32.0	$32.4	$(0.4)	(1%)	$67.2	$70.7	$(3.5)	(5%)

General and administrative costs include expenses related to the overall management of the business which is not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, Chile, and the Canary Islands.

Other Income (Expense) – net

	Three months ended June 30,				Six months ended June 30,
(in millions)	2017	2016	Change	% Change (a)	2017	2016	Change	% Change (a)
Gain on disposition of associate and other interests - net	$11.0	$-	$11.0	nm	$11.0	$-	$11.0	nm
Gain (loss) on disposition of other assets - net	(1.9)	3.0	(4.9)	(163%)	(1.4)	6.5	(7.9)	(122%)
Reversal of impairment charges	-	-	-	-	97.0	-	97.0	100%
Foreign exchange gains (losses)	0.2	(6.2)	6.4	103%	(2.4)	(9.0)	6.6	73%
Net non-hedge derivative gains (losses)	(0.1)	(6.9)	6.8	99%	0.3	(0.4)	0.7	175%
Other	1.5	13.8	(12.3)	(89%)	20.2	16.1	4.1	25%
Other income - net	$10.7	$3.7	$7.0	189%	$124.7	$13.2	$111.5	nm
(a) "nm" means not meaningful.

Other income increased from $3.7 million in the second quarter of 2016 to $10.7 million in the second quarter of 2017.  Other income increased from $13.2 million in the first six months of 2016 to $124.7 million in the first six months of 2017.  The discussion below details the significant changes.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Reversal of impairment charges

As a result of the agreement entered into in the first quarter of 2017 to sell Cerro Casale at a price higher than the carrying value, the Company recognized a reversal of previously recorded impairment charges of $97.0 million.

Gains on disposition of associate and other interests - net

In the second quarter of 2017, the Company completed the sale of its interests in Cerro Casale, Quebrada Seca, and the White Gold exploration project. A gain of $12.7 million was recognized in connection with the sale of Cerro Casale and Quebrada Seca and a loss of $1.7 million was recognized in connection with the sale of White Gold.

Other

Other gains of $20.2 million recognized in the first six months of 2017 mainly included the receipt of insurance recoveries of $17.5 million, of which $15.1 million was related to Maricunga.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Finance Expense

	Three months ended June 30,				Six months ended June 30,
(in millions)	2017	2016	Change	% Change	2017	2016	Change	% Change
Finance expense	$28.0	$32.3	$(4.3)	(13%)	$57.0	$65.5	$(8.5)	(13%)

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

Finance expense decreased by $4.3 million compared with the second quarter of 2016, largely due to a decrease in interest expense.   During the second quarter of 2017, interest expense was $20.2 million compared with $23.8 million in the same period of 2016, with the decrease primarily due to an increase in interest capitalized.  Interest capitalized was $5.6 million compared with $3.4 million in the second quarter of 2016, with the increase mainly related to higher qualifying capital expenditures.

During the first six months of 2017, finance expense decreased by $8.5 million compared with the same period in 2016, primarily due to a decrease in interest expense. Interest expense decreased from $48.5 million in the first six months of 2016 to $41.3 million in the first six months of 2017, primarily due to an increase in interest capitalized.  Interest capitalized in the first six months of 2017 was $10.1 million compared with $6.6 million in the same period of 2016, with the increase primarily due to higher qualifying capital expenditures.

Income and Mining Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

During the second quarter of 2017, the Company recorded a tax expense of $58.0 million, compared with an income tax expense of $69.4 million in the same period of 2016.  The $58.0 million tax expense recognized in the second quarter of 2017 included $5.6 million of expense due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $69.4 million tax expense in the second quarter of 2016 included a recovery of $31.6 million due to re-measurements of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble and $29.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016. Kinross' combined federal and provincial statutory tax rate for the second quarter of both 2017 and 2016 was 26.5%.

Income tax expense during the first six months of 2017 was $60.9 million, compared with an income tax expense of $56.7 million in the same period of 2016.  The $60.9 million tax expense recognized in the first six months of 2017 included $1.1 million of expense due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $56.7 million tax expense recognized in the first six months of 2016 included $37.8 million of recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuation in foreign exchange rates with respect to the Brazilian real and the Russian rouble, $29.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016, and a tax benefit of $27.7 million realized by the Company as a result of the acquisition of Bald Mountain and the remaining 50% of Round Mountain.  In addition, tax expense increased due to differences in the level of income in the Company's operating jurisdictions from one period to the next. Kinross' combined federal and provincial statutory tax rate for the first six months of 2017 was 26.5% (first six months of 2016 – 26.5%).

There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity:

	Three months ended June 30,				Six months ended June 30,
(in millions)	2017	2016	Change	% Change (a)	2017	2016	Change	% Change (a)
Cash flow
Provided from operating activities	$179.7	$315.9	$(136.2)	(43%)	$387.5	$530.4	$(142.9)	(27%)
Provided from (used in) investing activities	65.9	(98.1)	164.0	167%	(120.2)	(854.1)	733.9	86%
Provided from (used in) financing activities	(2.6)	(2.6)	-	-	(34.2)	243.5	(277.7)	(114%)
Effect of exchange rate changes on cash and cash equivalents	(0.7)	2.6	(3.3)	nm	1.2	4.5	(3.3)	(73%)
Increase (decrease) in cash and cash equivalents	242.3	217.8	24.5	11%	234.3	(75.7)	310.0	nm
Cash and cash equivalents, beginning of period	819.0	750.4	68.6	9%	827.0	1,043.9	(216.9)	(21%)
Cash and cash equivalents, end of period	$1,061.3	$968.2	$93.1	10%	$1,061.3	$968.2	$93.1	10%

(a) "nm" means not meaningful.

During the second quarter of 2017, cash and cash equivalent balances increased by $242.3 million compared with an increase of $217.8 million in the second quarter of 2016.  Cash and cash equivalent balances increased by $234.3 million in the first six months of 2017 compared with a decrease of $75.7 million in the first six months of 2016. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

Second quarter 2017 vs. Second quarter 2016

Net cash flow provided from operating activities decreased by $136.2 million compared with the second quarter of 2016. The decrease in cash flows related to less favourable working capital changes, partially offset by an increase in operating earnings.

First six months of 2017 vs. First six months of 2016

During the first six months of 2017, net cash flow provided from operating activities decreased by $142.9 million compared with the same period in 2016, with the decrease primarily the result of less favourable working capital changes offset by an increase in operating earnings.

Investing Activities

Second quarter 2017 vs. Second quarter 2016

Net cash flow provided from investing activities was $65.9 million compared with $98.1 million used in investing activities in the second quarter of 2016.

During the second quarter of 2017, the Company received gross cash proceeds of $267.6 million related to the completion of the sale of its interests in Cerro Casale, Quebrada Seca, and the White Gold exploration project. The primary use of cash in the second quarter of 2017 and 2016 was for capital expenditures of $200.7 million and $114.0 million, respectively.

First six months of 2017 vs. First six months of 2016

Net cash flow used in investing activities was $120.2 million in the first six months of 2017 compared with $854.1 million in the first six months of 2016.

During the first six months of 2017, the primary use of cash was for capital expenditures, which was partially offset by the gross cash proceeds of $267.6 million from the sale of Kinross' interests in Cerro Casale, Quebrada Seca and the White Gold exploration project. During the first six months of 2016, the primary use of cash was for the acquisition of the Bald Mountain mine and the remaining 50% interest in the Round Mountain mine for $588.0 million. Cash used for capital expenditures in the first six months of 2017 and 2016 were $379.6 million and $253.5 million, respectively.

The following table presents a breakdown of capital expenditures on a cash basis:

	Three months ended June 30,				Six months ended June 30,
(in millions)	2017	2016	Change	% Change (c)	2017	2016	Change	% Change (c)
Operating segments
Fort Knox	$21.4	$15.2	$6.2	41%	$49.4	$33.2	$16.2	49%
Round Mountain	8.6	12.3	(3.7)	(30%)	14.9	28.6	(13.7)	(48%)
Bald Mountain	15.6	4.5	11.1	nm	31.3	6.2	25.1	nm
Kettle River - Buckhorn	-	-	-	-	-	-	-	-
Paracatu	31.4	15.9	15.5	97%	57.3	26.6	30.7	115%
Maricunga	0.1	1.3	(1.2)	(92%)	0.2	2.1	(1.9)	(90%)
Kupol (a)	15.4	15.1	0.3	2%	20.8	42.9	(22.1)	(52%)
Tasiast	95.2	36.0	59.2	164%	166.3	85.9	80.4	94%
Chirano	10.1	11.1	(1.0)	(9%)	28.0	22.8	5.2	23%
Non-operating segment
Corporate and Other (b)	2.9	2.6	0.3	12%	11.4	5.2	6.2	119%
Total	$200.7	$114.0	$86.7	76%	$379.6	$253.5	$126.1	50%

(a) Includes $2.2 million and $4.2  million of capital expenditures at Dvoinoye during the second quarter and first six months of 2017, respectively (second quarter and first six months of 2016 - $4.7 million and $6.8 million, respectively).

(b) "Corporate and Other" includes corporate and other non-operating assets including La Coipa, Lobo-Marte and White Gold until its disposal on June 14, 2017.
(c) "nm" means not meaningful.

During the second quarter of 2017, capital expenditures increased by $86.7 million compared with the same period in 2016, primarily due to higher spending at Tasiast related to the Phase One expansion project and increased spending at Paracatu mainly due to the Eustaquio Dam raising. The increases were partially offset by lower spending at Round Mountain due to a decrease in capitalized stripping as per mine sequencing.

During the first six months of 2017, capital expenditures increased by $126.1 million compared with the same period in 2016, primarily due to higher spending at Tasiast related to the Phase One expansion project, increased spending at Paracatu mainly due to the Eustaquio Dam raising and increased spending at Bald Mountain. The increases were partially offset by decreased spending at Kupol due to the completion of the filter cake project in 2016 and by lower spending at Round Mountain due to a decrease in capitalized stripping as per mine sequencing.

Financing Activities

Second quarter 2017 vs. Second quarter 2016

Net cash flow used in financing activities was $2.6 million in both the second quarter of 2017 and the second quarter of 2016.

During the second quarter of 2017, net cash flow used in financing activities included interest paid of $2.8 million.  Interest paid during the second quarter of 2016 was $3.6 million.

First six months of 2017 vs. First six months of 2016

During the first six months of 2017, net cash flow used in financing activities of $34.2 million included interest paid of $34.5 million.  During the first six months of 2016, net cash flow provided from financing activities was $243.5 million, which included interest paid of $33.2 million.

During the first six months of 2016, the Company received net proceeds of $275.7 million on the completion of the public equity offering of 95.9 million common shares, including 12.5 million common shares issued to the underwriters on the exercise of their over-allotment option.  On March 4, 2016, Kinross used $175.0 million of the net proceeds to repay its drawing on the revolving credit facility on January 4, 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Balance Sheet

	As at,
	June 30	December 31,
(in millions)	2017	2016
Cash and cash equivalents	$1,061.3	$827.0
Current assets	$2,249.7	$2,080.7
Total assets	$8,034.5	$7,979.3
Current liabilities, including current portion of long-term debt	$539.4	$637.7
Total long-term financial liabilities(a)	$2,603.4	$2,594.4
Total debt, including current portion	$1,734.5	$1,733.2
Total liabilities	$3,673.5	$3,795.0
Common shareholders' equity	$4,324.4	$4,145.5
Non-controlling interest	$36.6	$38.8
Statistics
Working capital (b)	$1,710.3	$1,443.0
Working capital ratio (c)	4.17:1	3.26:1
(a) Includes long-term debt and provisions.
(b) Calculated as current assets less current liabilities.
(c) Calculated as current assets divided by current liabilities.

At June 30, 2017, Kinross had cash and cash equivalents of $1,061.3 million, an increase of $234.3 million from the balance as at December 31, 2016, primarily due to operating cash inflows of $179.7 million and the receipt of gross cash proceeds of $267.6 million related to the sale of Cerro Casale, Quebrada Seca and the White Gold exploration project, offset by capital expenditures of $200.7 million.  Current assets increased to $2,249.7 million as at June 30, 2017, mainly as a result of an increase in the balance of cash and cash equivalents, partially offset by decreases in value added taxes receivable and in inventories.  Total assets increased by $55.2 million to $8,034.5 million, primarily due to the increases in current assets, long-term investments and long-term ore stockpiles, partially offset by a decrease in investment in associate related to the sale of Kinross' interest in Cerro Casale and lower property, plant and equipment.  Current liabilities decreased to $539.4 million as at June 30, 2017, largely due to a decrease in current income tax payable and accounts payable and accrued liabilities.

As of August 1, 2017, there were 1,247.0 million common shares of the Company issued and outstanding.  In addition, at the same date, the Company had 13.2 million share purchase options outstanding under its share option plan.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Financings and Credit Facilities

Senior notes

As at June 30, 2017 the Company's $1,250.0 million of senior notes consisted of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, and $250.0 million principal amount of 6.875% notes due 2041.

On July 6, 2017, the Company completed a $500.0 million offering of debt securities consisting of 4.50% senior notes due 2027. Kinross received net proceeds of $494.7 million from the offering, after payment of related fees and expenses. The notes rank equally with the Company's existing senior notes.

Corporate revolving credit and term loan facilities

As at June 30, 2017, the Company had utilized $101.8 million (December 31, 2016 – $104.5 million) of its $1,500.0 million revolving credit facility.  The amount utilized was entirely for letters of credit.

Loan interest for both the revolving credit facility and term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company's credit rating.  Based on the Company's credit rating at June 30, 2017, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.95%
Revolving credit facility	LIBOR plus 2.00%
Letters of credit	1.33-2.00%
Standby fee applicable to unused availability	0.40%

The revolving credit facility and unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at June 30, 2017.

On July 12, 2017, the Company fully repaid the outstanding balance on the term loan with the proceeds from the $500.0 million offering of debt securities completed on July 6, 2017.

On July 28, 2017, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2021, to August 10, 2022.

Other

The maturity date for the $250.0 million Letter of Credit guarantee facility with Export Development Canada ("EDC") was extended to June 30, 2018, effective July 1, 2017.  Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.10% to 1.15%.  As at June 30, 2017, $215.1 million (December 31, 2016 - $215.1 million) was utilized under this facility.

In addition, at June 30, 2017, the Company had $120.0 million (December 31, 2016 - $117.7 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile.  These letters of credit have been issued pursuant to arrangements with certain international banks.

As at June 30, 2017, $208.7 million (December 31, 2016 - $216.7 million) of surety bonds were outstanding with respect to Kinross' operations in the United States.  The surety bonds were issued pursuant to arrangements with international insurance companies.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

The following table outlines the credit facility utilization and availability:

	As at,
	June 30,	December 31,
(in millions)	2017	2016
Utilization of revolving credit facility	$(101.8)	$(104.5)
Utilization of EDC facility	(215.1)	(215.1)
Borrowings	$(316.9)	$(319.6)

Available under revolving credit facility	$1,398.2	$1,395.5
Available under EDC credit facility	34.9	34.9
Available credit	$1,433.1	$1,430.4

Total debt of $1,734.5 million at June 30, 2017, consists of $1,236.7 million for the senior notes and $497.8 million for the corporate term loan facility.  The current portion of this debt at June 30, 2017, is $nil.

Liquidity Outlook

As at June 30, 2017, the Company had no scheduled debt repayments until 2020.  On July 12, 2017, the proceeds from the debt securities offering along with available cash on hand was used to repay the term loan due in 2020, and as a result, the Company now has no scheduled debt repayments until 2021.

We believe that the Company's existing cash and cash equivalents balance of $1,061.3 million, available credit of $1,433.1 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), and reclamation and remediation obligations currently estimated for 2017.  Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company's development projects are located.  Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company's longer term capital expenditure requirements.  Another possible source of capital could be proceeds from the sale of non-core assets.  These capital sources together with operating cash flow and the Company's active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.
The following table provides a summary of derivative contracts outstanding at June 30, 2017:
Foreign currency	2017	2018	2019
Brazilian real zero cost collars
(in millions of U.S. dollars)	$59.4	$25.2	$-
Average put strike (Brazilian reais)	3.63	3.75	-
Average call strike (Brazilian reais)	4.16	4.12	-
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	$27.0	$40.5	$-
Average rate (Canadian dollars)	1.32	1.35	-
Russian rouble zero cost collars
(in millions of U.S. dollars)	$13.2	$18.0	$-
Average put strike (Russian roubles)	60.0	60.0	-
Average call strike (Russian roubles)	73.4	70.7	-
Energy
Oil swap contracts (barrels)	433,128	907,482	294,451
Average price	$47.14	$48.48	$48.68

The following new derivative contracts were entered into during the six months ended June 30, 2017:

•	$40.5 million Canadian dollars at an average rate of 1.35 maturing in 2018;
•	$18.0 million Russian roubles with an average put strike of 60.00 and an average call strike of 70.70 maturing in 2018; and
•	658,800 barrels of crude oil at an average rate of $48.34 per barrel maturing from 2017 to 2019.
Subsequent to June 30, 2017, the following new derivative contracts were entered into:

•	$6.0 million Russian roubles with an average put strike of 60.00 and an average call strike of 72.87 maturing in 2018.
The Company enters into total return swaps ("TRS") as economic hedges of the Company's deferred share units and cash-settled restricted share units.  Hedge accounting was not applied to the TRSs.

At June 30, 2017, 5,695,000 TRS units were outstanding.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at,
	June 30,	December 31,
(in millions)	2017	2016
Asset (liability)
Foreign currency forward and collar contracts	$9.9	$8.9
Energy swap contracts	0.1	12.3
Total return swap contracts	2.7	(6.2)
	$12.7	$15.0

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Other Legal Matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In late 2013, Compania Minera Maricunga ("CMM") was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine's water pumping wells.  In May 2015, the Chile environmental enforcement authority ("the SMA") issued a resolution alleging that CMM had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands known respectively as Valle Ancho and Barros Negros, and that the mine's continuing water use poses an imminent risk to those wetlands.  In response, CMM submitted legal and technical defenses, expert reports and other materials challenging the SMA's allegations, and, as required by law, responded to various information requests from the SMA.  On March 18, 2016, the SMA issued a resolution against CMM in respect of the SMA's May 2015 allegations regarding the Valle Ancho wetland, located approximately 7 kilometers downgradient from CMM's groundwater wells, seeking to impose a sanction of an immediate complete curtailment of water use from the groundwater wells and related aquifer (the "sanction proceedings").  The Maricunga mine relies solely on water from the Pantanillo area groundwater wells to support its operations. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to "temporarily" curtail the pumping of water from the groundwater wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions by seeking reconsideration with the SMA and appealing to Chile's Environmental Tribunal, but its efforts were unsuccessful and, except for a short period of time in July 2016, the Company's operations have remained suspended.  On June 24, 2016, the SMA amended its initial sanction (the "Amended Sanction").  The Amended Sanction, if affirmed by the Environmental Tribunal, would require CMM to effectively cease operations and close the mine, with water use curtailed to levels far below those required for closure in compliance with the mine's government-approved plan.  On July 9, 2016, CMM filed its appeal in the sanction proceedings. As part of its appeal, CMM submitted legal and technical arguments and reports by experts on wetland vegetation, analysis of long-term satellite imagery and groundwater hydrology criticizing the evidence relied upon by the SMA and concluding that current data does not support an assertion that CMM's pumping is negatively impacting water levels 7 kilometers downgradient at the Valle Ancho wetland.  On August 30, 2016, CMM submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal of the Amended Sanction.  On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request.  On October 11, 2016, a hearing was held before the Environmental Tribunal on CMM's appeal of the Amended Sanction and on CMM's appeals of prior water curtailment orders.  Decisions in these appeals remain pending.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel.  Both lawsuits are based upon allegations that CMM's pumping from its Pantanillo area groundwater wells has caused damage to area wetlands.  One action relates to the Pantanillo wetland, and is based upon the sanction imposed upon CMM in late 2013 (as described above).  The other action relates to the Valle Ancho wetland, and is largely based upon the same factual assertions at issue in the SMA sanction proceedings.  These lawsuits seek, among other things, to require CMM to cease pumping from the groundwater wells, finance various investigations and conduct restoration activities.  On June 20, 2016, CMM filed its defenses.   Hearings on the merits of the matter took place in November 2016, December 2016 and April 2017.  Final briefing and closing arguments have not yet been scheduled.

On March 8, 2017, the Direccion General de Aguas ("DGA"), Chile's General Water Directorate, issued a resolution (Resolution No. 147) alleging that CMM violated a prior DGA resolution (Resolution No. 316) under which CMM was required to install and operate flow meters on its groundwater extraction wells at Maricunga (known as RA-1, RA-2 and RA-3), and report certain flow readings on a monthly basis.  The DGA alleges that CMM failed to comply with Resolution 316 by failing to install a flow meter on RA-3 and report flow data from RA-3 to the DGA from May through September 2016 (even though RA-3 was not equipped to extract water at this time).  The DGA also alleges that, due to technical issues and the resetting of metering equipment by CMM, CMM's reporting of extraction values at RA-1 and RA-2 was inaccurate, rendering it impossible for the DGA to verify extraction values at RA-1 and RA-2 from May 2016 through January 2017.  According to the DGA, this raises a presumption that CMM has exceeded authorized extraction rates at those wells.  The resolution indicates that information relating to these alleged violations will be forwarded to other authorities, including the SMA, the District Court of Copiapo, and the local criminal prosecutor for potential investigation and/or additional proceedings.  CMM disputes the allegations contained in Resolution 147 on legal and technical grounds and sought reconsideration of Resolution 147 before the DGA.  On June 1, 2017, upon reconsideration, the DGA ruled that Resolution No. 147 is of no legal effect.

On May 19, 2017, a release of diesel fuel occurred from a power generation area of the Rancho del Gallo Camp.  The release occurred when a pipe valve attached to a fuel tank was opened by an unknown party, effectively draining the tank. CMM estimates that approximately 15,000 litres of diesel escaped containment affecting the surrounding soil and a nearby stream. After discovering the release, CMM commenced actions designed to contain the release, including mobilization of a third-party response team, and is in the process of addressing both localized and downstream impacts of the release. CMM notified the relevant authorities of the release, and is keeping the authorities informed of its response activities. Various agencies, including the SMA, are reviewing the situation.  Legal actions could be initiated against CMM or its employees relating to the release which could result in the imposition of fines or other sanctions.

La Coipa permit proceedings

Although Mantos De Oro ("MDO") suspended operations at the La Coipa mine in the fourth quarter of 2013, in accordance with the mine's permit MDO continued its water treatment program ("WTP") to remediate levels of mercury in the ground water due to seepage from its tailing facility.  La Coipa's WTP, related facilities and monitoring program, including downstream monitoring wells, have been in place since 2000.  The mine's groundwater treatment permit establishes a very low standard for mercury of 1 part per billion.  The La Coipa mine has four monitor wells at or near its downstream property boundary at which there has never been an exceedance of the permitted standard.

In 2015, the SMA conducted an inspection of the WTP and monitoring wells and requested certain information regarding those facilities and their performance, with which MDO fully cooperated.  On March 16, 2016, the SMA issued a resolution alleging violations under the WTP. The resolution specified a total of seven charges, alleging permit violations at the WTP and/or failure to properly permit certain related activities, including capturing water at an undesignated reservoir, deficiencies in the mercury capture system, deficiencies in the monitoring system, WTP effluent samples from 2013 above the permitted standard, and WTP monitoring well samples from 2013 and 2014 above the permitted standard.  On April 15, 2016, MDO submitted a compliance plan to remediate the alleged permit violations which, following further submissions to the SMA, was ultimately accepted on July 7, 2016.  As a result, the sanctioning process has been suspended without any fine or other penalty to MDO provided the plan is implemented and maintained per its terms.  Failure to comply with the plan will re-initiate the sanction process and could result in doubled fines of up to $7.7 million per alleged minor violation (five in total) and $15.4 million per alleged serious violation (two in total).

On October 14, 2016, six members of a local indigenous community commenced an action in the Copiapo Court of Appeals challenging the recent approval of the Declaration of Impact to Environment ("DIA") permit for La Coipa's Phase 7 project.  On January 13, 2017, the Court of Appeals rejected the legal challenge, which the plaintiffs have not appealed and their right to do so has lapsed.  As with any permit, the Phase 7 DIA is open to challenge in other venues, which the Company will vigorously oppose.   If such a challenge were brought and successful in its ultimate disposition, the DIA could be revoked, requiring the mine to undertake a more rigorous and lengthy Environmental Impact Study, which in approving the DIA the Chilean environmental permitting authority had deemed unnecessary.

Sunnyside litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District ("District") near Silverton, Colorado.  A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area.  In the third quarter of 2016, the Environmental Protection Agency (the "EPA") listed the District, including areas impacted by SGC's operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA").  SGC has challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit.  The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District.  The EPA may in the future provide similar notification to Kinross.  On August 5, 2015, while working in another mine in the District known as the Gold King, the EPA caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River.  In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act ("RCRA"), and the Clean Water Act ("CWA") and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney's fees.  In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys' fees.  The suits brought by New Mexico and the Navajo Nation have been consolidated.  The Company has also received "notice of intent to sue" letters from the State of Utah indicating that it intends to sue the Company, for, among other things, recovery of response and cleanup costs under CERCLA, injunctive relief, restitution, costs, damages and attorneys' fees under RCRA, the CWA, the Utah Water Quality Act and the doctrines of public nuisance, trespass, negligence and gross negligence.  Kinross and SGC will vigorously defend themselves in the actions that have been brought and in any future actions that may be brought.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation ("Crown") is the holder of a waste discharge permit (the "Permit") in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant.  On February 27, 2014, the Washington Department of Ecology (the "WDOE") renewed the Buckhorn Mine's National Pollution Discharge Elimination System Permit (the "Renewed Permit"), with an effective date of March 1, 2014.  The Renewed Permit contained conditions that were more restrictive than the original discharge permit.  In addition, the Company felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the "Settlement Agreement").  On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board ("PCHB").  In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the "Crown Action").  On July 30, 2015, the PCHB upheld the Renewed Permit.  Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB's decision.  On April 12, 2017, Crown appealed the Ferry County Superior Court's ruling to the State of Washington Court of Appeals, where the matter remains pending.

On July 19, 2016, the WDOE issued an Administrative Order ("AO") to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit.  The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016.  The companies timely made the required submittals.   On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the "AO Appeal").  Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved.  The PCHB granted the request for stay on March 2, 2017.

Crown also faces potential legal actions by non-governmental organizations relating to the Permit and the renewed Permit.  In the past, Crown and Kinross Gold U.S.A., Inc. have received Notice of Intent to Sue letters from the Okanogan Highlands Alliance ("OHA") advising that it intends to file a citizen's suit against Crown under the CWA for alleged violations of the Permit, renewed Permit and the CWA, including failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit.  OHA's notice letters further recite that the CWA authorizes injunctive relief and civil penalties in the amount of up to $37,500 per day per violation. However, to date, OHA has not filed a lawsuit.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

7.	SUMMARY OF QUARTERLY INFORMATION

	2017		2016					2015
(in millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	(a)	Q4	Q3
Metal sales	$868.6	$796.1	$902.8	$910.2	$876.4	$782.6		$706.2	$809.4
Net earnings (loss) attributable to common shareholders	$33.1	$134.6	$(116.5)	$2.5	$(25.0)	$35.0		$(841.9)	$(52.7)
Basic earnings (loss) per share attributable to common shareholders	$0.03	$0.11	$(0.09)	$0.00	$(0.02)	$0.03		$(0.73)	$(0.05)
Diluted earnings (loss) per share attributable to common shareholders	$0.03	$0.11	$(0.09)	$0.00	$(0.02)	$0.03		$(0.73)	$(0.05)
Net cash flow provided from operating activities	$179.7	$207.8	$302.6	$266.2	$315.9	$214.5		$182.2	$232.1

(a) The interim financial statements for the three months ended March 31, 2016, were recast to reflect the retrospective impact of the finalization of the purchase price allocation of the acquisition of Bald Mountain and 50% of Round Mountain.

The Company's results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in the gold equivalent ounces sold.  Fluctuations in the silver price have also affected results.

During the second quarter of 2017, revenue decreased to $868.6 million on total gold equivalent ounces sold of 689,362 compared with $876.4 million on sales of 690,983 total gold equivalent ounces during the second quarter of 2016.  The average gold price realized in the second quarter of 2017 was $1,260 per ounce compared with $1,266 per ounce in the same period of 2016.
Production cost of sales decreased by 10% compared with the second quarter of 2016 due to the decrease in gold equivalent ounces sold at Maricunga and Fort Knox and the reduction in costs at Kettle River-Buckhorn due to mining activity coming to an end during the quarter. These decreases were offset by increased production cost of sales at Paracatu and Tasiast due to increases in gold equivalent ounces sold.

On March 28, 2017, the Company announced that it entered into an agreement with Goldcorp to sell its 25% interest in the Cerro Casale project and its 100% interest in the Quebrada Seca exploration project in Chile. On June 9, 2017, the Company completed the sale for gross cash proceeds of $260.0 million (which included $20.0 million for Quebrada Seca). In connection with the sale, the Company recognized a gain on disposition of $12.7 million during the three months ended June 30, 2017.

On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory. On June 14, 2017, the Company completed the sale and recognized a loss on disposition of $1.7 million for the three months ended June 30, 2017.

Fluctuations in foreign exchange rates have also affected results.  Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases.  In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters in the subsequent year.

During the third quarter of 2016, the Company recorded an impairment charge of $139.6 million relating to its Maricunga Cash Generating Unit as a result of the suspension of mining activities. The impairment charge included $68.3 million related to property, plant and equipment and $71.3 million related to inventory.

On January 11, 2016, Kinross completed the acquisition of 100% of the Bald Mountain gold mine and the remaining 50% interest in the Round Mountain gold mine from Barrick for $610.0 million in cash, subject to a working capital adjustment.  In April 2016, the Company received $22.0 million in cash from Barrick in connection with the working capital adjustment, which reduced the final purchase price to $588.0 million.

Net operating cash flows decreased to $179.7 million in the second quarter of 2017, compared with $315.9 million in the same period of 2016, primarily due to less favourable working capital changes, partially offset by the increase in operating earnings.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended June 30, 2017, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross' disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.  There has been no change in the Company's internal control over financial reporting during the quarter ended June 30, 2017, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

Kinross' management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  The critical estimates, assumptions and judgments applied in the preparation of the Company's interim financial statements are consistent with those applied and disclosed in Note 5 of the Company's annual audited consolidated financial statements for the year ended December 31, 2016.

Accounting Changes

The accounting policies applied in the preparation of the Company's interim financial statements are consistent with those used in the Company's annual audited consolidated financial statements for the year ended December 31, 2016.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the IASB are disclosed in Note 3 of the interim financial statements.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors are similar across the mining industry while others are specific to Kinross.  For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2016, and for additional information please refer to the Annual Information Form for the year ended December 31, 2016, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

11.	SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures in this document.  These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS.  These measures are not necessarily standard and therefore may not be comparable to other issuers.
Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes, are not reflective of the Company's underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses.  Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance.  However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings (loss) for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except per share amounts)	2017	2016(a)	2017	2016(a)
Net earnings (loss) attributable to common shareholders - as reported	$33.1	$(25.0)	$167.7	$10.0
Adjusting items:
Foreign exchange (gains) losses	(0.2)	6.2	2.4	9.0
Gain on disposition of associate and interests and other assets - net	(9.1)	(3.0)	(9.6)	(6.5)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	5.6	(31.6)	1.2	(37.8)
Acquisition costs	-	-	-	7.8
Taxes in respect of prior years	24.4	24.0	29.1	17.5
Reversal of impairment charges(b)	-	-	(97.0)	-
Tasiast and Maricunga suspension related costs	-	22.7	-	22.7
Chile weather event related costs	1.6	-	1.6	-
Insurance recoveries	-	(13.0)	(17.5)	(13.0)
Other(c)	1.6	6.9	1.2	(1.0)
Tax effect of the above adjustments	(2.1)	3.0	(0.8)	2.7
	21.8	15.2	(89.4)	1.4
Adjusted net earnings (loss) attributable to common shareholders	$54.9	$(9.8)	$78.3	$11.4
Weighted average number of common shares outstanding - Basic	1,247.0	1,244.2	1,246.2	1,208.9
Adjusted net earnings (loss) per share	$0.04	$(0.01)	$0.06	$0.01

(a) In 2016, the Company amended its presentation of the reconciliation of net earnings to adjusted net earnings by presenting the adjusting items on a pre-tax basis and including their tax impact as a separate line item. As a result, the comparative period has been recast to reflect this change in presentation.

(b) During the six months ended June 30, 2017, the Company recognized a reversal of impairment charges related to the disposal of its 25% interest in Cerro Casale.
(c) Other includes non-hedge derivatives losses (gains), transaction costs and restructuring costs.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company's regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2017	2016	2017	2016
Net cash flow provided from operating activities - as reported	$179.7	$315.9	$387.5	$530.4
Adjusting items:
Working capital changes:
Accounts receivable and other assets	7.1	(4.9)	(43.1)	(3.6)
Inventories	10.8	(49.6)	5.1	(83.9)
Accounts payable and other liabilities, including taxes	33.2	(74.2)	132.2	(48.1)
	51.1	(128.7)	94.2	(135.6)
Adjusted operating cash flow	$230.8	$187.2	$481.7	$394.8

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold.  This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.  This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per equivalent ounce)	2017	2016	2017	2016
Production cost of sales - as reported	$456.6	$506.7	$915.4	$964.4
Less: portion attributable to Chirano non-controlling interest	(5.1)	(4.8)	(10.9)	(9.6)
Attributable production cost of sales	$451.5	$501.9	$904.5	$954.8
Gold equivalent ounces sold	689,362	690,983	1,341,878	1,355,148
Less: portion attributable to Chirano non-controlling interest	(5,778)	(4,231)	(12,348)	(8,999)
Attributable gold equivalent ounces sold	683,584	686,752	1,329,530	1,346,149
Consolidated production cost of sales per equivalent ounce sold	$662	$733	$682	$712
Attributable production cost of sales per equivalent ounce sold	$660	$731	$680	$709

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company's non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting.  Management believes that this measure provides investors with the ability to better evaluate Kinross' production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:
	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per ounce)	2017	2016	2017	2016
Production cost of sales - as reported	$456.6	$506.7	$915.4	$964.4
Less: portion attributable to Chirano non-controlling interest	(5.1)	(4.8)	(10.9)	(9.6)
Less: attributable silver revenues	(22.3)	$(29.1)	(45.2)	(48.6)
Attributable production cost of sales net of silver by-product revenue	$429.2	$472.8	$859.3	$906.2
Gold ounces sold	671,625	669,251	1,305,431	1,316,741
Less: portion attributable to Chirano non-controlling interest	(5,767)	(4,219)	(12,324)	(8,976)
Attributable gold ounces sold	665,858	665,032	1,293,107	1,307,765
Attributable production cost of sales per ounce sold on a by-product basis	$645	$711	$665	$693

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council ("WGC") published its guidelines for reporting all-in sustaining costs and all-in costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures.  Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per ounce)	2017	2016	2017	2016
Production cost of sales - as reported	$456.6	$506.7	$915.4	$964.4
Less: portion attributable to Chirano non-controlling interest (a)	(5.1)	(4.8)	(10.9)	(9.6)
Less: attributable (b) silver revenues (c)	(22.3)	(29.1)	(45.2)	(48.6)
Attributable (b) production cost of sales net of silver by-product revenue	$429.2	$472.8	$859.3	$906.2
Adjusting items on an attributable (b) basis:
General and administrative (d)	32.0	32.4	67.2	70.7
Other operating expense - sustaining (e)	13.9	8.2	20.1	31.7
Reclamation and remediation - sustaining (f)	21.4	32.9	42.2	51.2
Exploration and business development - sustaining (g)	14.0	12.9	24.9	24.4
Additions to property, plant and equipment - sustaining (h)	89.4	90.0	179.1	175.7
All-in Sustaining Cost on a by-product basis - attributable (b)	$599.9	$649.2	$1,192.8	$1,259.9
Other operating expense - non-sustaining (e)	13.0	4.9	19.5	7.4
Reclamation and remediation - non-sustaining (f)	1.5	-	3.1	-
Exploration - non-sustaining (g)	10.7	8.6	20.7	13.6
Additions to property, plant and equipment - non-sustaining (h)	106.2	20.6	185.7	55.0
All-in Cost on a by-product basis - attributable (b)	$731.3	$683.3	$1,421.8	$1,335.9
Gold ounces sold	671,625	669,251	1,305,431	1,316,741
Less: portion attributable to Chirano non-controlling interest (i)	(5,767)	(4,219)	(12,324)	(8,976)
Attributable (b) gold ounces sold	665,858	665,032	1,293,107	1,307,765
Attributable (b) all-in sustaining cost per ounce sold on a by-product basis	$901	$976	$922	$963
Attributable (b) all-in cost per ounce sold on a by-product basis	$1,098	$1,027	$1,100	$1,022

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company's production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per equivalent ounce)	2017	2016	2017	2016
Production cost of sales - as reported	$456.6	$506.7	$915.4	$964.4
Less: portion attributable to Chirano non-controlling interest (a)	(5.1)	(4.8)	(10.9)	(9.6)
Attributable (b) production cost of sales	$451.5	$501.9	$904.5	$954.8
Adjusting items on an attributable (b) basis:
General and administrative (d)	32.0	32.4	67.2	70.7
Other operating expense - sustaining (e)	13.9	8.2	20.1	31.7
Reclamation and remediation - sustaining (f)	21.4	32.9	42.2	51.2
Exploration and business development - sustaining (g)	14.0	12.9	24.9	24.4
Additions to property, plant and equipment - sustaining (h)	89.4	90.0	179.1	175.7
All-in Sustaining Cost - attributable (b)	$622.2	$678.3	$1,238.0	$1,308.5
Other operating expense - non-sustaining (e)	13.0	4.9	19.5	7.4
Reclamation and remediation - non-sustaining (f)	1.5	-	3.1	-
Exploration - non-sustaining (g)	10.7	8.6	20.7	13.6
Additions to property, plant and equipment - non-sustaining (h)	106.2	20.6	185.7	55.0
All-in Cost - attributable (b)	$753.6	$712.4	$1,467.0	$1,384.5
Gold equivalent ounces sold	689,362	690,983	1,341,878	1,355,148
Less: portion attributable to Chirano non-controlling interest (i)	(5,778)	(4,231)	(12,348)	(8,999)
Attributable (b) gold equivalent ounces sold	683,584	686,752	1,329,530	1,346,149
Attributable (b) all-in sustaining cost per equivalent ounce sold	$910	$988	$931	$972
Attributable (b) all-in cost per equivalent ounce sold	$1,102	$1,037	$1,103	$1,028

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

(a) The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b) "Attributable" includes Kinross' share of Chirano (90%) production.
(c) "Attributable silver revenues" represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d) "General and administrative" expenses is as reported on the interim condensed consolidated statement of operations, net of certain severance expenses.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e) "Other operating expense – sustaining" is calculated as "Other operating expense" as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as  other items not reflective of the underlying operating performance of our business.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining.  Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f) "Reclamation and remediation - sustaining" is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g) "Exploration and business development – sustaining" is calculated as "Exploration and business development" expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs.  Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining.  Business development expenses are considered sustaining costs as they are required for general operations.

(h) "Additions to property, plant and equipment – sustaining" represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and six months ended June 30, 2017, primarily relate to projects at Tasiast.

(i) "Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2017

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ''forward-looking information'' or ''forward-looking statements'' within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ''safe harbor'' under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include): "Project Updates and New Developments" and "Outlook" and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company's development projects; and continuous improvement initiatives,  as well as references to other possible events, the future price of gold and silver,  the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words "anticipate", "assumption", "believe", "consideration", "estimates", ''expects'', "explore",  "forecast", "focus", "forward", "guidance", "intend", "initiative", "measures", "on budget", "on schedule", "on track", "outlook", "opportunity", "phased", "plan", "possible", "potential",  "project", "projection", or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management's Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company  whether due to extreme weather events (including, without limitation, excessive or lack of rainfall and, in particular, the duration of the production curtailment at Paracatu resulting from insufficient rainfall) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company's operations being consistent with Kinross' current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws, energy levies laws, and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross' current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company's mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross' expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to maintaining a debt rating consistent with the Company's current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company's business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ''Risk Factors'' section of our most recently filed Annual Information Form and the "Risk Analysis" section of our full year 2016 MD&A and our 2017 Q1 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities
Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.
A 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce1.
Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $16 impact on Russian production cost of sales per ounce.
Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $32 impact on Brazilian production cost of sales per ounce.
A $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on production cost of sales per ounce.
A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Other information
Where we say ''we'', ''us'', ''our'', the ''Company'', or ''Kinross'' in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.
1

1

KINROSS GOLD CORPORATION
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		June 30,	December 31,
		2017	2016

Assets
Current assets
Cash and cash equivalents	Note 5	$1,061.3	$827.0
Restricted cash	Note 5	12.7	11.6
Accounts receivable and other assets	Note 5	138.3	127.3
Current income tax recoverable		54.0	111.9
Inventories	Note 5	971.8	986.8
Unrealized fair value of derivative assets	Note 6	11.6	16.1
		2,249.7	2,080.7
Non-current assets
Property, plant and equipment	Note 5	4,821.9	4,917.6
Goodwill		162.7	162.7
Long-term investments	Note 5	200.2	142.9
Investments in associate and joint ventures	Note 4 i	23.9	163.6
Unrealized fair value of derivative assets	Note 6	2.2	6.0
Other long-term assets	Note 5	481.6	411.3
Deferred tax assets		92.3	94.5
Total assets		$8,034.5	$7,979.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$432.4	$464.8
Current income tax payable		20.5	72.6
Current portion of provisions	Note 8	86.0	93.2
Current portion of unrealized fair value of derivative liabilities	Note 6	0.5	7.1
		539.4	637.7
Non-current liabilities
Long-term debt	Note 7	1,734.5	1,733.2
Provisions	Note 8	868.9	861.2
Other long-term liabilities		161.4	172.2
Deferred tax liabilities		369.3	390.7
Total liabilities		3,673.5	3,795.0

Equity
Common shareholders' equity
Common share capital	Note 9	$14,902.5	$14,894.2
Contributed surplus		233.6	238.3
Accumulated deficit		(10,858.4)	(11,026.1)
Accumulated other comprehensive income	Note 5	46.7	39.1
Total common shareholders' equity		4,324.4	4,145.5
Non-controlling interest		36.6	38.8
Total equity		4,361.0	4,184.3
Commitments and contingencies	Note 13
Subsequent events	Note 7
Total liabilities and equity		$8,034.5	$7,979.3

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 9	1,246,993,687	1,245,049,712

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended		Six months ended

		June 30,	June 30,	June 30,	June 30,
		2017	2016	2017	2016

Revenue
Metal sales		$868.6	$876.4	$1,664.7	$1,659.0

Cost of sales
Production cost of sales		456.6	506.7	915.4	964.4
Depreciation, depletion and amortization		204.0	210.2	421.5	403.4
Total cost of sales		660.6	716.9	1,336.9	1,367.8
Gross profit		208.0	159.5	327.8	291.2
Other operating expense		46.2	36.1	61.2	70.0
Exploration and business development		24.9	21.8	45.9	38.5
General and administrative		32.0	32.4	67.2	70.7
Operating earnings		104.9	69.2	153.5	112.0
Other income (expense) - net	Note 5	10.7	3.7	124.7	13.2
Equity in earnings (losses) of associate and joint ventures		(0.5)	(0.1)	(0.9)	0.1
Finance income		2.6	1.9	6.1	3.5
Finance expense	Note 5	(28.0)	(32.3)	(57.0)	(65.5)
Earnings before tax		89.7	42.4	226.4	63.3
Income tax expense - net		(58.0)	(69.4)	(60.9)	(56.7)
Net earnings (loss)		$31.7	$(27.0)	$165.5	$6.6
Net earnings (loss) attributable to:
Non-controlling interest		$(1.4)	$(2.0)	$(2.2)	$(3.4)
Common shareholders		$33.1	$(25.0)	$167.7	$10.0

Earnings (loss) per share attributable to common shareholders
Basic		$0.03	$(0.02)	$0.13	$0.01
Diluted		$0.03	$(0.02)	$0.13	$0.01

Weighted average number of common shares outstanding (millions)	Note 11
Basic		1,247.0	1,244.2	1,246.2	1,208.9
Diluted		1,257.4	1,244.2	1,256.1	1,219.4

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited expressed in millions of United States dollars)
		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2017	2016	2017	2016

Net earnings (loss)		$31.7	$(27.0)	$165.5	$6.6

Other comprehensive income (loss), net of tax:	Note 5
Items to be reclassified to profit or loss in subsequent periods:
Changes in fair value of investments (a)		(5.1)	39.3	16.8	65.8
Accumulated other comprehensive income related to investments sold (b)		(0.1)	(2.7)	(0.5)	(2.7)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		(4.2)	14.4	(3.3)	23.2
Accumulated other comprehensive (income) loss related to derivatives settled (d)		(1.9)	(0.2)	(5.4)	3.4
		(11.3)	50.8	7.6	89.7
Total comprehensive income		$20.4	$23.8	$173.1	$96.3

Attributable to non-controlling interest		$(1.4)	$(2.0)	$(2.2)	$(3.4)
Attributable to common shareholders		$21.8	$25.8	$175.3	$99.7

(a) Net of tax of $(0.7) million, 3 months; $0.7 million, 6 months (2016 - $nil, 3 months; $nil, 6 months).
(b) Net of tax of $nil, 3 months; $nil, 6 months (2016 - $nil, 3 months; $nil, 6 months).
(c) Net of tax of $(1.7) million, 3 months; $(0.4) million, 6 months (2016 - $4.2 million, 3 months; $6.7 million, 6 months).
(d) Net of tax of $(0.9) million, 3 months; $(2.4) million, 6 months (2016 - $(0.2) million, 3 months; $0.7 million, 6 months).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$31.7	$(27.0)	$165.5	$6.6
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:
Depreciation, depletion and amortization	204.0	210.2	421.5	403.4
Gain on disposition of associate and other interests - net	(11.0)	-	(11.0)	-
Reversal of impairment charges	-	-	(97.0)	-
Equity in losses (earnings) of associate and joint ventures	0.5	0.1	0.9	(0.1)
Share-based compensation expense	3.3	3.3	6.6	7.1
Finance expense	28.0	32.3	57.0	65.5
Deferred tax recovery	(4.1)	(45.0)	(17.2)	(104.0)
Foreign exchange losses (gains) and other	(21.6)	13.3	(44.6)	16.3
Changes in operating assets and liabilities:
Accounts receivable and other assets	(7.1)	4.9	43.1	3.6
Inventories	(10.8)	49.6	(5.1)	83.9
Accounts payable and accrued liabilities	57.0	101.0	(17.8)	115.0
Cash flow provided from operating activities	269.9	342.7	501.9	597.3
Income taxes paid	(90.2)	(26.8)	(114.4)	(66.9)
Net cash flow provided from operating activities	179.7	315.9	387.5	530.4
Investing:
Additions to property, plant and equipment	(200.7)	(114.0)	(379.6)	(253.5)
Business acquisition	-	22.0	-	(588.0)
Net additions to long-term investments and other assets	(5.5)	(9.0)	(15.1)	(20.1)
Net proceeds from the sale of property, plant and equipment	3.7	2.5	4.8	6.9
Net proceeds from disposition of associate and other interests	267.5	-	267.5	-
Increase in restricted cash	(0.3)	(0.5)	(1.1)	(0.9)
Interest received and other	1.2	0.9	3.3	1.5
Net cash flow provided from (used in) investing activities	65.9	(98.1)	(120.2)	(854.1)
Financing:
Issuance of common shares on exercise of options	0.7	1.0	0.8	1.0
Proceeds from issuance of equity	-	-	-	275.7
Interest paid	(2.8)	(3.6)	(34.5)	(33.2)
Other	(0.5)	-	(0.5)	-
Net cash flow provided from (used in) financing activities	(2.6)	(2.6)	(34.2)	243.5
Effect of exchange rate changes on cash and cash equivalents	(0.7)	2.6	1.2	4.5
Increase (decrease) in cash and cash equivalents	242.3	217.8	234.3	(75.7)
Cash and cash equivalents, beginning of period	819.0	750.4	827.0	1,043.9
Cash and cash equivalents, end of period	$1,061.3	$968.2	$1,061.3	$968.2

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016

Common share capital
Balance at the beginning of the period	$14,901.4	$14,889.5	$14,894.2	$14,603.5
Shares issued on equity offering	-	-	-	275.7
Transfer from contributed surplus on exercise of restricted shares	0.1	0.4	7.2	10.7
Options exercised, including cash	1.0	0.7	1.1	0.7
Balance at the end of the period	$14,902.5	$14,890.6	$14,902.5	$14,890.6

Contributed surplus
Balance at the beginning of the period	$230.8	$231.2	$238.3	$239.2
Share-based compensation	3.3	3.2	6.6	7.4
Transfer of fair value of exercised options and restricted shares	(0.5)	(0.6)	(11.3)	(12.8)
Balance at the end of the period	$233.6	$233.8	$233.6	$233.8

Accumulated deficit
Balance at the beginning of the period	$(10,891.5)	$(10,887.1)	$(11,026.1)	$(10,922.1)
Net earnings (loss) attributable to common shareholders	33.1	(25.0)	167.7	10.0
Balance at the end of the period	$(10,858.4)	$(10,912.1)	$(10,858.4)	$(10,912.1)

Accumulated other comprehensive income
Balance at the beginning of the period	$58.0	$7.6	$39.1	$(31.3)
Other comprehensive income (loss)	(11.3)	50.8	7.6	89.7
Balance at the end of the period	$46.7	$58.4	$46.7	$58.4
Total accumulated deficit and accumulated other comprehensive income	$(10,811.7)	$(10,853.7)	$(10,811.7)	$(10,853.7)

Total common shareholders' equity	$4,324.4	$4,270.7	$4,324.4	$4,270.7

Non-controlling interest
Balance at the beginning of the period	$38.0	$42.5	$38.8	$43.9
Net loss attributable to non-controlling interest	(1.4)	(2.0)	(2.2)	(3.4)
Balance at the end of the period	$36.6	$40.5	$36.6	$40.5

Total equity	$4,361.0	$4,311.2	$4,361.0	$4,311.2

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5.  Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.  The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended June 30, 2017 were authorized for issue in accordance with a resolution of the board of directors on August 2, 2017.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with IAS 34 "Interim Financial Reporting" ("IAS 34"). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2016.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended December 31, 2016 prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB").

3.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS AND RECENT ACCOUNTING PRONOUNCEMENTS

Significant Judgments, Accounting Estimates and Assumptions

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company's accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company's annual audited consolidated financial statements for the year ended December 31, 2016.

Recent Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers" ("IFRS 15"). IFRS 15 replaces IAS 11 "Construction Contracts", IAS 18 "Revenue", IFRIC 13 "Customer Loyalty Programmes", IFRIC 15 "Agreements for the Construction of Real Estate", IFRIC 18 "Transfer of Assets from Customers" and SIC 31 "Revenue – Barter Transactions Involving Advertising Services", and is effective for annual periods beginning on or after January 1, 2018.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The Company will adopt IFRS 15 for the annual period beginning January 1, 2018 using the modified retrospective approach.  Under this approach, the Company will recognize transitional adjustments, if any, in retained earnings on the date of adoption (January 1, 2018), without restating the comparative financial statements on a retrospective basis.

The Company has completed its assessment of the impact of IFRS 15 and does not expect the new standard to have a material impact on the consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 "Financial Instruments" ("IFRS 9"), which replaces IAS 39 "Financial Instruments:  Recognition and Measurement". IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.  IFRS 9 includes a revised model for classifying financial assets, which results in classification according to their contractual cash flow characteristics and the business models under which they are held.

The Company will adopt IFRS 9 for the annual period beginning January 1, 2018 on a retrospective basis, using certain available transitional provisions.

The Company has made progress in its implementation of IFRS 9, however, it has not yet determined the extent of the impact of the new standard on its consolidated financial statements.  The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

Leases

In January 2016, the IASB issued IFRS 16 "Leases" ("IFRS 16"), which replaces IAS 17 "Leases".  The standard is effective for annual periods beginning on or after January 1, 2019, and permits early adoption, provided IFRS 15 has been applied, or is applied at the same date as IFRS 16.

IFRS 16 requires lessees to recognize assets and liabilities for most leases on its balance sheet, as well as corresponding depreciation and interest expense.

The Company will adopt IFRS 16 for the annual period beginning January 1, 2019. The Company expects IFRS 16 will result in the recognition of additional assets and liabilities on the balance sheet, and a corresponding increase in depreciation and interest expense. The Company also expects cash flow from operating activities to increase under IFRS 16 as lease payments for most leases will be recorded as financing outflows in the statement of cash flows. The extent of the impact of adopting the standard has not yet been determined. The Company plans to develop an implementation plan in 2017 and expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22 "Foreign Currency Transactions and Advance Consideration" ("IFRIC 22"). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018, and permits early adoption.

IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of the advance consideration.

The Company will adopt IFRIC 22 in its financial statements for the annual period beginning on January 1, 2018.  The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

6

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

4.	ACQUISITION AND DISPOSITION

i.	Disposition of Interest in Cerro Casale

On March 28, 2017, the Company announced that it had entered into an agreement with Goldcorp Inc. ("Goldcorp") to sell its 25% interest in the Cerro Casale project and its 100% interest in the Quebrada Seca exploration project in Chile.

On June 9, 2017, the Company completed the sale for gross cash proceeds of $260.0 million (which includes $20.0 million for Quebrada Seca), a contingent payment of $40.0 million following a construction decision for Cerro Casale, the assumption by Goldcorp of a $20.0 million contingent payment obligation payable to Barrick when production at Cerro Casale commences, and a 1.25% royalty on 25% of gross revenues from all metals sold at the properties (with the Company foregoing the first $10.0 million). Additionally on closing, the Company entered into a water supply agreement with the Cerro Casale joint venture to have certain rights to access, up to a fixed amount, water not required by the Cerro Casale joint venture.

In connection with the sale, the Company recognized in other income (expense) an impairment reversal of $97.0 million during the three months ended March 31, 2017 related to its investment in Cerro Casale, and a gain on disposition of $12.7 million during the three months ended June 30, 2017. See Note 5 ix.

ii.	Disposition of Interest in White Gold

On May 18, 2017, the Company entered into an agreement with White Gold Corp. to sell its 100% interest in the White Gold exploration project in the Yukon Territory.
On June 14, 2017, the Company completed the sale for gross cash proceeds of $7.6 million (CDN$10.0 million), 17.5 million common shares of White Gold Corp. representing 19.9% of the issued and outstanding shares of White Gold Corp., and deferred payments of $11.4 million (CDN$15.0 million), payable in three equal payments of $3.8 million (CDN$5.0 million) upon completion of specific milestones. For the three months ended June 30, 2017, the Company recognized a loss on disposition of $1.7 million in other income (expense) in connection with the sale. See Note 5 ix.
The investment in White Gold Corp. has been accounted for as an available-for-sale investment as the Company determined it does not have significant influence over White Gold Corp.

7

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

5.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Cash and cash equivalents:
	June 30,	December 31,
	2017	2016
Cash on hand and balances with banks	$540.1	$514.0
Short-term deposits	521.2	313.0
	$1,061.3	$827.0

                Restricted cash:
	June 30,	December 31,
	2017	2016
Restricted cash (a)	$12.7	$11.6

(a)   Restricted cash relates to loan escrow judicial deposits and environmental indemnities.

ii.	Accounts receivable and other assets:
	June 30,	December 31,
	2017	2016
Trade receivables	$4.1	$20.1
Prepaid expenses	21.9	21.9
VAT receivable	39.0	59.3
Deposits	56.4	11.4
Other	16.9	14.6
	$138.3	$127.3

iii.	Inventories:
	June 30,	December 31,
	2017	2016
Ore in stockpiles (a)	$230.1	$242.3
Ore on leach pads (b)	329.4	301.6
In-process	103.6	78.6
Finished metal	70.1	49.1
Materials and supplies	484.0	534.1
	1,217.2	1,205.7
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(245.4)	(218.9)
	$971.8	$986.8

(a)
Ore in stockpiles relates to the Company's operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in other long-term assets on the interim condensed consolidated balance sheet. See Note 5 vi.

(b)
Ore on leach pads relates to the Company's Tasiast, Fort Knox, Round Mountain and Bald Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Tasiast in 2017, Fort Knox in 2020, Round Mountain in 2019 and Bald Mountain in 2023. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in other long-term assets on the interim condensed consolidated balance sheet. See Note 5 vi.

8

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

iv.	Property, plant and equipment:
		Mineral Interests (a)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2017	$7,791.3	$7,970.2	$164.3	$15,925.8
Additions	240.1	147.6	-	387.7
Capitalized interest	7.0	3.1	-	10.1
Disposals	(24.3)	-	(133.2)	(157.5)
Other	(16.5)	32.1	(14.9)	0.7
Balance at June 30, 2017	7,997.6	8,153.0	16.2	16,166.8

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2017	$(5,076.4)	$(5,852.4)	$(79.4)	$(11,008.2)
Depreciation, depletion and amortization	(266.0)	(170.9)	-	(436.9)
Disposals	21.5	-	79.2	100.7
Other	(0.5)	0.2	(0.2)	(0.5)
Balance at June 30, 2017	(5,321.4)	(6,023.1)	(0.4)	(11,344.9)

Net book value	$2,676.2	$2,129.9	$15.8	$4,821.9

Amount included above as at June 30, 2017:
Assets under construction	$325.7	$109.4	$-	$435.1
Assets not being depreciated (b)	$518.7	$332.1	$15.8	$866.6

(a)	At June 30, 2017, the significant development and operating properties include Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, and Lobo-Marte.
(b)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, and assets under construction, which relate to expansion projects as well as other assets that are in various stages of being readied for use.

9

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

		Mineral Interests(a)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2016	$7,332.2	$7,651.4	$164.3	$15,147.9
Additions	445.6	207.7	-	653.3
Acquisitions (b)	417.4	400.1	-	817.5
Book value of Round Mountain prior to remeasurement on acquisition	(359.4)	(294.7)	-	(654.1)
Capitalized interest	10.4	4.8	-	15.2
Disposals	(57.8)	(0.7)	-	(58.5)
Other	2.9	1.6	-	4.5
Balance at December 31, 2016	7,791.3	7,970.2	164.3	15,925.8

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2016	$(4,835.1)	$(5,639.7)	$(79.4)	$(10,554.2)
Depreciation, depletion and amortization	(528.1)	(399.4)	-	(927.5)
Impairment charge (c)	(68.3)	-	-	(68.3)
Book value of Round Mountain prior to remeasurement on acquisition	305.4	187.6	-	493.0
Disposals	50.4	-	-	50.4
Other	(0.7)	(0.9)	-	(1.6)
Balance at December 31, 2016	(5,076.4)	(5,852.4)	(79.4)	(11,008.2)

Net book value	$2,714.9	$2,117.8	$84.9	$4,917.6

Amount included above as at December 31, 2016:
Assets under construction	$373.5	$119.4	$-	$492.9
Assets not being depreciated (d)	$545.3	$322.3	$84.9	$952.5

(a)
At December 31, 2016, the significant development and operating properties include Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

(b)	Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016.
(c)	At September 30, 2016, an impairment charge was recorded against property, plant and equipment at Maricunga.
(d)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, and assets under construction, which relate to expansion projects as well as other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to capital expenditures at Fort Knox, Bald Mountain, Paracatu, Chirano and Tasiast and had an annualized weighted average borrowing rate of 5.2% for the six months ended June 30, 2017 (six months ended June 30, 2016 – 4.9%).

At June 30, 2017, $163.9 million of exploration and evaluation ("E&E") assets were included in mineral interests (December 31, 2016 – $216.8 million). The Company capitalized $1.0 million and $1.1 million of E&E costs during the three and six months ended June 30, 2017 ($0.2 million during the three and six months ended June 30, 2016).  The Company expensed $1.4 million and $2.7 million of E&E costs during the three and six months ended June 30, 2017 ($2.0 million and $2.6 million during the three and six months ended June 30, 2016).  The amounts capitalized and expensed are included in investing and operating cash flows, respectively.

10

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

v.	Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale are recorded in accumulated other comprehensive income ("AOCI") as follows:
	June 30, 2017		December 31, 2016
	Fair value	Gains (losses) in AOCI	Fair value	Gains (losses) in AOCI
Investments in an unrealized gain position	$155.7	$47.7	$110.2	$30.3
Investments in an unrealized loss position	44.5	(7.8)	32.7	(6.7)
	$200.2	$39.9	$142.9	$23.6

vi.	Other long-term assets:
	June 30,	December 31,
	2017	2016
Long-term portion of ore in stockpiles and ore on leach pads (a)	$245.4	$218.9
Deferred charges, net of amortization	8.4	8.6
Long-term receivables	181.2	147.2
Advances for the purchase of capital equipment	5.2	2.8
Other	41.4	33.8
	$481.6	$411.3

(a)
Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months.  At June 30, 2017, long-term ore in stockpiles was at the Company's Fort Knox, Kupol, Tasiast, Chirano and Paracatu mines, and long-term ore on leach pads was at the Company's Fort Knox and Round Mountain mines.

vii.	Accounts payable and accrued liabilities:
	June 30,	December 31,
	2017	2016
Trade payables	$74.7	$86.8
Accrued liabilities	251.7	251.4
Employee related accrued liabilities	106.0	126.6
	$432.4	$464.8

viii.	Accumulated other comprehensive income:
	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2015	$(18.7)	$(12.6)	$(31.3)
Other comprehensive income before tax	42.3	37.6	79.9
Tax	-	(9.5)	(9.5)
Balance at December 31, 2016	$23.6	$15.5	$39.1
Other comprehensive income (loss) before tax	17.0	(11.5)	5.5
Tax	(0.7)	2.8	2.1
Balance at June 30, 2017	$39.9	$6.8	$46.7

11

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Interim Condensed Consolidated Statements of Operations

ix.	Other income (expense) – net:
	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016

Gain on disposition of associate and other interests - net(a)	$11.0	$-	$11.0	$-
Gain (loss) on disposition of other assets - net	(1.9)	3.0	(1.4)	6.5
Reversal of impairment charges (b)	-	-	97.0	-
Foreign exchange gains (losses)	0.2	(6.2)	(2.4)	(9.0)
Net non-hedge derivative gains (losses)	(0.1)	(6.9)	0.3	(0.4)
Other (c)	1.5	13.8	20.2	16.1
	$10.7	$3.7	$124.7	$13.2

(a)     During the three and six months ended June 30, 2017, the Company recognized a gain on disposition of its interests in Cerro Casale and Quebrada Seca of $12.7 million and a loss on disposition of its interest in White Gold of $1.7 million. See Note 4 i. and 4 ii.
(b)     During the six months ended June 30, 2017, the Company recognized a reversal of impairment charges related to the sale of its interest in Cerro Casale. See Note 4 i.
(c)     During the six months ended June 30, 2017, the Company received $17.5 million in insurance recoveries (three and six months ended June 30, 2016 - $13.0 million).

x.	Finance expense:
	Three months ended June 30,		Six months ended June 30
	2017	2016	2017	2016
Accretion on reclamation and remediation obligations	$(7.8)	$(8.5)	$(15.7)	$(17.0)
Interest expense, including accretion on debt (a)	(20.2)	(23.8)	(41.3)	(48.5)
	$(28.0)	$(32.3)	$(57.0)	$(65.5)

(a)     During the three and six months ended June 30, 2017, $5.6 million and $10.1 million, respectively (three and six months ended June 30, 2016 – $3.4 million and $6.6 million, respectively) of interest was capitalized to property, plant and equipment. See Note 5 iv.

Total interest paid, including interest capitalized, during the three and six months ended June 30, 2017 was $3.7 million and $43.3 million, respectively (three and six months ended June 30, 2016 – $4.0 million and $47.5 million, respectively).

12

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

6.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement:
Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.
Assets (liabilities) measured at fair value on a recurring basis as at June 30, 2017 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Available-for-sale investments	$200.2	$-	$-	$200.2
Derivative contracts:
Foreign currency forward and collar contracts	-	9.9	-	9.9
Energy swap contracts	-	0.1	-	0.1
Total return swap contracts	-	2.7	-	2.7
	$200.2	$12.7	$-	$212.9

         The valuation techniques that are used to measure assets and liabilities at fair value on a recurring basis are as follows:
Available-for-sale investments:
The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.
Derivative contracts:
The Company's derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

13

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

The following table summarizes information about derivative contracts outstanding at June 30, 2017 and December 31, 2016:
	June 30, 2017		December 31, 2016
	Asset / (Liability)		Asset / (Liability)
	Fair Value	AOCI	Fair Value	AOCI
Currency contracts
Foreign currency forward and collar contracts (a)	9.9	6.7	8.9	5.9

Commodity contracts
Energy swap contracts (b)	0.1	0.1	12.3	9.6

Other contracts
Total return swap contracts	2.7	-	(6.2)	-

Total all contracts	$12.7	$6.8	$15.0	$15.5

Unrealized fair value of derivative assets
Current	11.6		16.1
Non-current	2.2		6.0
	$13.8		$22.1
Unrealized fair value of derivative liabilities
Current	(0.5)		(7.1)
Non-current	(0.6)		-
	$(1.1)		$(7.1)

Total net fair value	$12.7		$15.0

(a)  Of the total amount recorded in AOCI at June 30, 2017, $5.6 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
(b)  Of the total amount recorded in AOCI at June 30, 2017, $0.1 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(b)	Non-recurring fair value measurement:
During the six months ended June 30, 2017, a reversal of impairment charges was recognized on the Company's interest in Cerro Casale to remeasure the carrying value to its recoverable amount. Certain assumptions used in the calculation of its recoverable amount are categorized as Level 3 in the fair value hierarchy. See Note 4 i. and Note 5 ix.

(c)	Fair value of financial assets and liabilities not measured and recognized at fair value:
Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 7.

14

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

7.	LONG-TERM DEBT AND CREDIT FACILITIES
			June 30, 2017				December 31, 2016
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value (b)	Carrying Amount (a)	Fair Value (b)

Corporate term loan facility	(i)	Variable	$500.0	$(2.2)	$497.8	$497.8	$497.4	$497.4
Senior notes	(ii)	5.125%-6.875%	1,245.4	(8.7)	1,236.7	1,336.8	1,235.8	1,245.7
Long-term debt			1,745.4	(10.9)	1,734.5	1,834.6	1,733.2	1,743.1

(a)   Includes transaction costs on debt financings.
(b)   The fair value of debt is primarily determined using quoted market determined variables. See Note 6 (c).

(i)	Corporate revolving credit and term loan facilities

As at June 30, 2017, the Company had utilized $101.8 million (December 31, 2016 – $104.5 million) of its $1,500.0 million revolving credit facility. The amount utilized was entirely for letters of credit. On January 4, 2016, the Company drew $175.0 million in cash on the revolving credit facility, and repaid the amount in full on March 4, 2016.

Loan interest for both the revolving credit facility and the term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company's credit rating.  Based on the Company's credit rating at June 30, 2017, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.95%
Revolving credit facility	LIBOR plus 2.00%
Letters of credit	1.33-2.00%
Standby fee applicable to unused availability	0.40%

The revolving credit facility and unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at June 30, 2017.

On July 12, 2017, the Company fully repaid the outstanding balance on the term loan with the proceeds from the $500.0 million offering of debt securities completed on July 6, 2017.

On July 28, 2017, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2021 to August 10, 2022.

(ii)	Senior notes

As at June 30, 2017, the Company's $1,250.0 million of senior notes consisted of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, and $250.0 million principal amount of 6.875% notes due 2041.

On July 6, 2017, the Company completed a $500.0 million offering of debt securities consisting of 4.50% senior notes due 2027. The Company received net proceeds of $494.7 million from the offering, after payment of related fees and expenses. The notes rank equally with the Company's existing senior notes.

(iii)	Other

The maturity date for the Company's $250.0 million Letter of Credit guarantee facility with Export Development Canada ("EDC") was extended to June 30, 2018, effective July 1, 2017. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.10% to 1.15%.  As at June 30, 2017, $215.1 million (December 31, 2016 - $215.1 million) was utilized under this facility.

In addition, at June 30, 2017, the Company had $120.0 million (December 31, 2016 - $117.7 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile.  These letters of credit have been issued pursuant to arrangements with certain international banks.

As at June 30, 2017, $208.7 million (December 31, 2016 - $216.7 million) of surety bonds were outstanding with respect to Kinross' operations in the United States.  The surety bonds were issued pursuant to arrangements with international insurance companies.

8.	PROVISIONS
	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2017	$908.3	$46.1	$954.4
Additions	-	5.3	5.3
Reductions	-	(9.7)	(9.7)
Reclamation spending	(12.8)	-	(12.8)
Accretion	15.7	-	15.7
Reclamation expense	2.0	-	2.0
Balance at June 30, 2017	$913.2	$41.7	$954.9

Current portion	81.1	4.9	86.0
Non-current portion	832.1	36.8	868.9
	$913.2	$41.7	$954.9

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligations. The above table details the items that affect the reclamation and remediation obligations.

Included in other operating expense for the three and six months ended June 30, 2017 is a $2.0 million expense (three and six months ended June 30, 2016 – $nil) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at June 30, 2017, letters of credit totaling $401.7 million (December 31, 2016 – $402.0 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at June 30, 2017, $208.7 million (December 31, 2016 - $216.7 million) of surety bonds were outstanding with respect to Kinross' operations in the United States.  The surety bonds were issued pursuant to arrangements with international insurance companies.

15

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

9.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the six months ended June 30, 2017 and year ended December 31, 2016 is as follows:

	Six months ended June 30, 2017		Year ended December 31, 2016
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,245,050	$14,894.2	1,146,540	$14,603.5
Equity issuance (a)	-	-	95,910	275.7
Under share option and restricted share plans	1,944	8.3	2,600	15.0
Balance at end of period	1,246,994	$14,902.5	1,245,050	$14,894.2

Total common share capital		$14,902.5		$14,894.2

(a)
On March 4, 2016, the Company completed a public equity offering of 83.4 million common shares at a price of $3.00 per common share for gross proceeds of approximately $250.0 million. On March 15, 2016, the underwriters elected to exercise an option to purchase up to an additional 15% of the offering to cover over-allotments, and as a result, an additional 12.5 million common shares were issued at a price of $3.00 per common share. The sale was completed on March 18, 2016 and increased the gross proceeds from the offering to $287.7 million. Transaction costs of $12.0 million resulted in net proceeds of $275.7 million.

10.	SHARE-BASED PAYMENTS

i.	Share option plan

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2017:

	Six months ended June 30, 2017
	Number of options (000's)	Weighted average exercise price (CDN$)
Outstanding at January 1, 2017	12,429	$6.95
Granted	1,669	5.06
Exercised	(255)	4.11
Forfeited	(567)	6.88
Expired	(93)	7.38
Outstanding at end of period	13,183	$6.77
Exercisable at end of period	9,497	$7.68

For the six months ended June 30, 2017, the weighted average share price at the date of exercise was CDN$5.53.

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the six months ended June 30, 2017:

Weighted average share price (CDN$)	$5.06
Expected dividend yield	0.0%
Expected volatility	49.3%
Risk-free interest rate	1.1%
Expected option life (in years)	4.5
Weighted average fair value per share option granted (CDN$)	$2.09

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company's shares.

ii.	Restricted share plan

(a)   Restricted share units ("RSUs")

The following table summarizes information about the RSUs outstanding at June 30, 2017:

	Six months ended June 30, 2017
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2017	9,219	$4.01
Granted	4,910	5.05
Redeemed	(3,819)	4.12
Forfeited	(681)	4.05
Outstanding at end of period	9,629	$4.49

As at June 30, 2017, the Company had recognized a liability of $10.3 million (December 31, 2016 - $11.4 million) in respect of its cash-settled RSUs.

(b)   Restricted performance share units ("RPSUs")

The following table summarizes information about the RPSUs outstanding at June 30, 2017:

	Six months ended June 30, 2017
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2017	4,993	$4.51
Granted	1,209	5.32
Redeemed	(889)	5.39
Forfeited	(369)	4.85
Outstanding at end of period	4,944	$4.52

iii.	Deferred share unit ("DSU") plan

The number of DSUs granted by the Company was 152,122 and the weighted average fair value per unit issued was CDN$5.27 for the six months ended June 30, 2017.

There were 1,473,571 DSUs outstanding, for which the Company had recognized a liability of $6.0 million, as at June 30, 2017 (December 31, 2016 - $4.1 million).

iv.	Employee share purchase plan ("SPP")

The compensation expense related to the employee SPP for the three and six months ended June 30, 2017 was $0.5 million and $1.0 million, respectively (three and six months ended June 30, 2016 - $0.5 million and $1.0 million, respectively).

16

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

11.	EARNINGS PER SHARE

Basic and diluted net earnings (loss) attributable to common shareholders of Kinross for the three and six months ended June 30, 2017 was $33.1 million and $167.7 million, respectively (three and six months ended June 30, 2016 - $(25.0) million and $10.0 million, respectively).

The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings (loss) per common share for the following periods:
	Three months ended June 30		Six months ended June 30
(Number of common shares in thousands)	2017	2016	2017	2016
Basic weighted average shares outstanding:	1,246,994	1,244,198	1,246,237	1,208,917
Weighted average shares dilution adjustments:
Stock options	1,293	-	1,041	1,098
Restricted shares	4,053	-	3,893	4,375
Restricted performance shares	5,025	-	4,941	5,050
Diluted weighted average shares outstanding	1,257,365	1,244,198	1,256,112	1,219,440

Weighted average shares dilution adjustments - exclusions: (b)
Stock options (a)	7,224	14,453	7,525	9,709
Restricted shares	-	4,221	-	-
Restricted performance shares	-	5,360	-	-

(a)
Dilutive stock options were determined using the Company's average share price for the period. For the three and six months ended June 30, 2017, the average share price used was $3.98 and $3.78, respectively (three and six months ended June 30, 2016 - $4.77 and $3.65, respectively).

(b)	These adjustments were excluded as they are anti-dilutive.

17

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

12.	SEGMENTED INFORMATION

Operating segments

The following tables set forth operating results by reportable segment for the following periods:
	Operating segments									Non-operating segments (a)
Three months ended June 30, 2017	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$115.0	137.2	68.6	173.2	9.3	188.0	38.8	66.1	72.4	-	$868.6
Cost of sales
Production cost of sales	57.9	69.7	41.4	99.5	1.9	80.5	12.4	42.1	51.2	-	456.6
Depreciation, depletion and amortization	20.0	28.3	16.2	36.7	0.6	44.5	0.1	18.8	36.8	2.0	204.0
Total cost of sales	77.9	98.0	57.6	136.2	2.5	125.0	12.5	60.9	88.0	2.0	660.6
Gross profit (loss)	$37.1	39.2	11.0	37.0	6.8	63.0	26.3	5.2	(15.6)	(2.0)	$208.0
Other operating expense	2.7	-	(0.1)	0.4	2.3	(0.1)	0.3	31.7	1.8	7.2	46.2
Exploration and business development	2.9	0.2	2.2	-	-	4.2	1.2	1.1	1.5	11.6	24.9
General and administrative	-	-	-	-	-	-	-	-	-	32.0	32.0
Operating earnings (loss)	$31.5	39.0	8.9	36.6	4.5	58.9	24.8	(27.6)	(18.9)	(52.8)	$104.9
Other income (expense) - net											10.7
Equity in earnings (losses) of associate and joint ventures											(0.5)
Finance income											2.6
Finance expense											(28.0)
Earnings before tax											$89.7

	Operating segments									Non-operating segments (a)
Three months ended June 30, 2016:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$123.9	117.4	44.9	159.5	58.1	251.5	31.6	35.9	53.6	-	$876.4
Cost of sales
Production cost of sales	77.4	71.3	43.2	87.5	42.6	82.9	18.2	35.3	48.3	-	506.7
Depreciation, depletion and amortization	22.3	20.8	8.6	35.4	11.6	59.9	0.8	22.3	25.8	2.7	210.2
Impairment charges										-	-
Total cost of sales	99.7	92.1	51.8	122.9	54.2	142.8	19.0	57.6	74.1	2.7	716.9
Gross profit (loss)	$24.2	25.3	(6.9)	36.6	3.9	108.7	12.6	(21.7)	(20.5)	(2.7)	$159.5
Other operating expense	0.1	-	1.1	1.9	9.0	(0.4)	-	18.5	3.3	2.6	36.1
Exploration and business development	1.0	0.3	0.8	-	-	3.1	0.6	1.5	2.7	11.8	21.8
General and administrative	-	-	-	-	-	-	-	-	-	32.4	32.4
Operating earnings (loss)	$23.1	25.0	(8.8)	34.7	(5.1)	106.0	12.0	(41.7)	(26.5)	(49.5)	$69.2
Other income (expense) - net											3.7
Equity in earnings (losses) of associate and joint venture											(0.1)
Finance income											1.9
Finance expense											(32.3)
Earnings before tax											$42.4
18

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

	Operating segments									Non-operating segments (a)
Six months ended June 30, 2017:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$230.3	264.1	119.3	299.1	19.7	363.0	69.0	147.4	152.8	-	$1,664.7
Cost of sales
Production cost of sales	116.4	145.2	75.2	197.4	4.9	152.3	26.1	89.1	108.8	-	915.4
Depreciation, depletion and amortization	42.5	57.2	30.3	70.2	1.8	99.5	0.5	44.1	71.3	4.1	421.5
Total cost of sales	158.9	202.4	105.5	267.6	6.7	251.8	26.6	133.2	180.1	4.1	1,336.9
Gross profit (loss)	$71.4	61.7	13.8	31.5	13.0	111.2	42.4	14.2	(27.3)	(4.1)	$327.8
Other operating expense	3.0	-	0.1	0.7	4.0	(0.1)	0.1	41.0	0.7	11.7	61.2
Exploration and business development	3.1	2.6	2.8	-	-	7.5	1.9	2.4	2.8	22.8	45.9
General and administrative	-	-	-	-	-	-	-	-	-	67.2	67.2
Operating earnings (loss)	$65.3	59.1	10.9	30.8	9.0	103.8	40.4	(29.2)	(30.8)	(105.8)	$153.5
Other income (expense)-net											124.7
Equity in earnings (losses) of associate and joint ventures											(0.9)
Finance income											6.1
Finance expense											(57.0)
Earnings before tax											$226.4

	Operating segments									Non-operating segments (a)
Six months ended June 30, 2016:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$226.7	223.8	58.3	298.1	126.0	458.6	64.4	93.7	109.4	-	$1,659.0
Cost of sales
Production cost of sales	139.6	131.7	56.3	167.4	89.9	161.1	40.4	82.5	95.5	-	964.4
Depreciation, depletion and amortization	45.8	36.9	10.6	70.8	22.4	112.8	2.2	45.0	51.5	5.4	403.4
Total cost of sales	185.4	168.6	66.9	238.2	112.3	273.9	42.6	127.5	147.0	5.4	1,367.8
Gross profit (loss)	$41.3	55.2	(8.6)	59.9	13.7	184.7	21.8	(33.8)	(37.6)	(5.4)	$291.2
Other operating expense	0.1	-	1.1	6.3	9.0	(0.4)	0.1	36.3	4.0	13.5	70.0
Exploration and business development	1.1	0.7	1.9	-	-	4.8	0.7	3.4	4.4	21.5	38.5
General and administrative	-	-	-	-	-	-	-	-	-	70.7	70.7
Operating earnings (loss)	$40.1	54.5	(11.6)	53.6	4.7	180.3	21.0	(73.5)	(46.0)	(111.1)	$112.0
Other income (expense) - net											13.2
Equity in earnings (losses) of associate and joint venture											0.1
Finance income											3.5
Finance expense											(65.5)
Earnings before tax											$63.3

	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
June 30, 2017	$259.2	258.8	437.1	1,627.5	39.3	543.6	1.3	951.3	374.4	329.4	$4,821.9

Total assets at:
June 30, 2017	$456.8	411.6	609.1	1,933.7	163.7	1,316.6	13.2	1,246.8	533.1	1,349.9	$8,034.5

Capital expenditures for three months ended June 30, 2017 (c)	$24.9	11.2	16.0	31.1	0.1	15.7	-	112.1	13.3	2.7	$227.1

Capital expenditures for six months ended June 30, 2017 (c)	$53.1	17.2	31.4	53.1	0.2	20.5	-	183.7	27.6	11.0	$397.8
	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
December 31, 2016	$248.4	307.1	440.9	1,647.5	37.6	599.5	2.0	826.9	416.6	391.1	$4,917.6

Total assets at:
December 31, 2016	$457.7	430.8	598.9	1,880.4	145.3	1,417.0	15.9	1,122.8	581.5	1,329.0	$7,979.3

Capital expenditures for three months ended June 30, 2016 (c)	$18.2	12.7	5.6	17.3	1.2	15.9	-	40.0	15.8	2.5	$129.2

Capital expenditures for six months ended June 30, 2016(c)	$32.2	26.8	7.3	24.1	2.1	42.4	-	89.6	24.2	5.0	$253.7

(a)	Non-operating segments include development properties.
(b)
Corporate and other includes corporate, Cerro Casale until its disposal on June 9, 2017, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold until its disposal on June 14, 2017).

(c)	Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the interim condensed consolidated statement of cash flows are presented on a cash basis.

19

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

13.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Operating leases
The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.
Purchase commitments
At June 30, 2017, the Company had future commitments of approximately $142.3 million for capital expenditures.

ii.	Contingencies

General
Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In late 2013, Compania Minera Maricunga ("CMM") was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine's water pumping wells.  In May 2015, the Chile environmental enforcement authority (the "SMA") issued a resolution alleging that CMM had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands known respectively as Valle Ancho and Barros Negros, and that the mine's continuing water use poses an imminent risk to those wetlands.  In response, CMM submitted legal and technical defenses, expert reports and other materials challenging the SMA's allegations, and, as required by law, responded to various information requests from the SMA.  On March 18, 2016, the SMA issued a resolution against CMM in respect of the SMA's May 2015 allegations regarding the Valle Ancho wetland, located approximately 7 kilometers downgradient from CMM's groundwater wells, seeking to impose a sanction of an immediate complete curtailment of water use from the groundwater wells and related aquifer (the "sanction proceedings").  The Maricunga mine relies solely on water from the Pantanillo area groundwater wells to support its operations. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to "temporarily" curtail the pumping of water from the groundwater wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions by seeking reconsideration with the SMA and appealing to Chile's Environmental Tribunal, but its efforts were unsuccessful and, except for a short period of time in July 2016, the Company's operations have remained suspended.  On June 24, 2016, the SMA amended its initial sanction (the "Amended Sanction").  The Amended Sanction, if affirmed by the Environmental Tribunal, would require CMM to effectively cease operations and close the mine, with water use curtailed to levels far below those required for closure in compliance with the mine's government-approved plan.  On July 9, 2016, CMM filed its appeal in the sanction proceedings. As part of its appeal, CMM submitted legal and technical arguments and reports by experts on wetland vegetation, analysis of long-term satellite imagery and groundwater hydrology criticizing the evidence relied upon by the SMA and concluding that current data does not support an assertion that CMM's pumping is negatively impacting water levels 7 kilometers downgradient at the Valle Ancho wetland.  On August 30, 2016, CMM submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal of the Amended Sanction.  On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request.  On October 11, 2016, a hearing was held before the Environmental Tribunal on CMM's appeal of the Amended Sanction and on CMM's appeals of prior water curtailment orders.  Decisions in these appeals remain pending.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel.  Both lawsuits are based upon allegations that CMM's pumping from its Pantanillo area groundwater wells has caused damage to area wetlands.  One action relates to the Pantanillo wetland, and is based upon the sanction imposed upon CMM in late 2013 (as described above).  The other action relates to the Valle Ancho wetland, and is largely based upon the same factual assertions at issue in the SMA sanction proceedings.  These lawsuits seek, among other things, to require CMM to cease pumping from the groundwater wells, finance various investigations and conduct restoration activities.  On June 20, 2016, CMM filed its defenses.  Hearings on the merits of the matter took place in November 2016, December 2016 and April 2017.  Final briefing and closing arguments have not yet been scheduled.

On March 8, 2017, the Direccion General de Aguas ("DGA"), Chile's General Water Directorate, issued a resolution (Resolution No. 147) alleging that CMM violated a prior DGA resolution (Resolution No. 316) under which CMM was required to install and operate flow meters on its groundwater extraction wells at Maricunga (known as RA-1, RA-2 and RA-3), and report certain flow readings on a monthly basis.  The DGA alleges that CMM failed to comply with Resolution 316 by failing to install a flow meter on RA-3 and report flow data from RA-3 to the DGA from May through September 2016 (even though RA-3 was not equipped to extract water at this time).  The DGA also alleges that, due to technical issues and the resetting of metering equipment by CMM, CMM's reporting of extraction values at RA-1 and RA-2 was inaccurate, rendering it impossible for the DGA to verify extraction values at RA-1 and RA-2 from May 2016 through January 2017.  According to the DGA, this raises a presumption that CMM has exceeded authorized extraction rates at those wells.  The resolution indicates that information relating to these alleged violations will be forwarded to other authorities, including the SMA, the District Court of Copiapo, and the local criminal prosecutor for potential investigation and/or additional proceedings.  CMM disputes the allegations contained in Resolution 147 on legal and technical grounds and is seeking reconsideration of Resolution 147 before the DGA. On June 1, 2017, upon reconsideration, the DGA ruled that Resolution No. 147 is of no legal effect.

Sunnyside litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District ("District") near Silverton, Colorado.  A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area.  In the third quarter of 2016, the Environmental Protection Agency (the "EPA") listed the District, including areas impacted by SGC's operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA").  SGC has challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit.  The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross.  On August 5, 2015, while working in another mine in the District known as the Gold King, the EPA caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River.  In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act ("RCRA"), and the Clean Water Act ("CWA") and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney's fees.  In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys' fees.  The suits brought by New Mexico and the Navajo Nation have been consolidated.  The Company has also received "notice of intent to sue" letters from the State of Utah indicating that it intends to sue the Company, for, among other things, recovery of response and cleanup costs under CERCLA, injunctive relief, restitution, costs, damages and attorneys' fees under RCRA, the CWA, the Utah Water Quality Act and the doctrines of public nuisance, trespass, negligence and gross negligence.  Kinross and SGC will vigorously defend themselves in the actions that have been brought and in any future actions that may be brought.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates.  These tax regimes are determined under general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are complex and subject to interpretation.  Changes in tax law or changes in the way that tax law is interpreted may also impact the Company's effective tax rate as well as its business and operations. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

20

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

14.	CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the "guarantor subsidiaries"): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining B.V., Red Back Mining (Ghana) Limited, White Ice Ventures Limited, KG Far East (Luxembourg) Sarl. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at June 30, 2017 and December 31, 2016 and the consolidating statements of operations, comprehensive income (loss) and cash flows for the six months ended June 30, 2017 and 2016.  For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

21

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating balance sheet as at June 30, 2017

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$122.5	$149.2	$-	$271.7	$789.6	$-	$1,061.3
Restricted cash	-	5.4	-	5.4	7.3	-	12.7
Accounts receivable and other assets	9.9	28.9	-	38.8	99.5	-	138.3
Intercompany receivables	492.4	1,321.5	(186.0)	1,627.9	4,389.1	(6,017.0)	-
Current income tax recoverable	-	0.6	-	0.6	53.4	-	54.0
Inventories	2.1	492.6	-	494.7	477.1	-	971.8
Unrealized fair value of derivative assets	17.7	(6.2)	-	11.5	0.1	-	11.6
	644.6	1,992.0	(186.0)	2,450.6	5,816.1	(6,017.0)	2,249.7
Non-current assets
Property, plant and equipment	33.8	2,616.0	-	2,649.8	2,172.1	-	4,821.9
Goodwill	-	158.8	-	158.8	3.9	-	162.7
Long-term investments	197.4	-	-	197.4	2.8	-	200.2
Investments in associate and joint ventures	-	5.6	-	5.6	18.3	-	23.9
Intercompany investments	3,399.0	1,950.7	(4,679.1)	670.6	12,070.7	(12,741.3)	-
Unrealized fair value of derivative assets	22.0	(20.0)	-	2.0	0.2	-	2.2
Other long-term assets	11.4	138.2	-	149.6	332.0	-	481.6
Long-term intercompany receivables	3,197.1	2,157.3	(1,819.0)	3,535.4	3,282.4	(6,817.8)	-
Deferred tax assets	-	0.7	-	0.7	91.6	-	92.3
Total assets	$7,505.3	$8,999.3	$(6,684.1)	$9,820.5	$23,790.1	$(25,576.1)	$8,034.5

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$65.8	$196.0	$-	$261.8	$170.6	$-	$432.4
Intercompany payables	169.1	617.5	(186.0)	600.6	5,416.4	(6,017.0)	-
Current income tax payable	-	15.3	-	15.3	5.2	-	20.5
Current portion of provisions	-	14.5	-	14.5	71.5	-	86.0
Current portion of unrealized fair value of derivative liabilities	-	-	-	-	0.5	-	0.5
	234.9	843.3	(186.0)	892.2	5,664.2	(6,017.0)	539.4
Non-current liabilities
Long-term debt	1,734.5	-	-	1,734.5	-	-	1,734.5
Provisions	11.6	369.8	-	381.4	487.5	-	868.9
Other long-term liabilities	-	67.9	-	67.9	93.5	-	161.4
Long-term intercompany payables	1,199.9	2,803.9	(1,819.0)	2,184.8	4,633.0	(6,817.8)	-
Deferred tax liabilities	-	235.3	-	235.3	134.0	-	369.3
Total liabilities	3,180.9	4,320.2	(2,005.0)	5,496.1	11,012.2	(12,834.8)	3,673.5

Equity
Common shareholders' equity
Common share capital	$14,902.5	$1,713.3	$(1,713.3)	$14,902.5	$18,321.0	$(18,321.0)	$14,902.5
Contributed surplus	233.6	2,583.6	(2,583.6)	233.6	4,531.3	(4,531.3)	233.6
Accumulated deficit	(10,858.4)	392.2	(392.2)	(10,858.4)	(10,085.8)	10,085.8	(10,858.4)
Accumulated other comprehensive income (loss)	46.7	(10.0)	10.0	46.7	(25.2)	25.2	46.7
Total common shareholders' equity	4,324.4	4,679.1	(4,679.1)	4,324.4	12,741.3	(12,741.3)	4,324.4
Non-controlling interest	-	-	-	-	36.6	-	36.6
Total equity	4,324.4	4,679.1	(4,679.1)	4,324.4	12,777.9	(12,741.3)	4,361.0

Total liabilities and equity	$7,505.3	$8,999.3	$(6,684.1)	$9,820.5	$23,790.1	$(25,576.1)	$8,034.5

22

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2016
	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$126.2	$145.6	$-	$271.8	$555.2	$-	$827.0
Restricted cash	-	4.6	-	4.6	7.0	-	11.6
Accounts receivable and other assets	6.4	42.3	-	48.7	78.6	-	127.3
Intercompany receivables	541.5	1,277.3	(175.5)	1,643.3	4,384.9	(6,028.2)	-
Current income tax recoverable	-	12.0	-	12.0	99.9	-	111.9
Inventories	5.7	440.3	-	446.0	540.8	-	986.8
Unrealized fair value of derivative assets	12.6	(1.6)	-	11.0	5.1	-	16.1
	692.4	1,920.5	(175.5)	2,437.4	5,671.5	(6,028.2)	2,080.7
Non-current assets
Property, plant and equipment	26.8	2,677.2	-	2,704.0	2,213.6	-	4,917.6
Goodwill	-	158.8	-	158.8	3.9	-	162.7
Long-term investments	141.5	-	-	141.5	1.4	-	142.9
Investments in associate and joint ventures	-	5.5	-	5.5	158.1	-	163.6
Intercompany investments	3,150.2	1,699.7	(4,360.2)	489.7	11,787.5	(12,277.2)	-
Unrealized fair value of derivative assets	19.0	(14.7)	-	4.3	1.7	-	6.0
Other long-term assets	8.6	121.6	-	130.2	281.1	-	411.3
Long-term intercompany receivables	3,250.6	2,084.3	(1,758.8)	3,576.1	3,396.9	(6,973.0)	-
Deferred tax assets	-	0.7	-	0.7	93.8	-	94.5
Total assets	$7,289.1	$8,653.6	$(6,294.5)	$9,648.2	$23,609.5	$(25,278.4)	$7,979.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$72.9	$207.0	$-	$279.9	$184.9	$-	$464.8
Intercompany payables	120.1	601.0	(175.5)	545.6	5,482.6	(6,028.2)	-
Current income tax payable	-	10.9	-	10.9	61.7	-	72.6
Current portion of provisions	-	13.2	-	13.2	80.0	-	93.2
Current portion of unrealized fair value of derivative liabilities	7.1	-	-	7.1	-	-	7.1
	200.1	832.1	(175.5)	856.7	5,809.2	(6,028.2)	637.7
Non-current liabilities
Long-term debt	1,733.2	-	-	1,733.2	-	-	1,733.2
Provisions	11.1	367.4	-	378.5	482.7	-	861.2
Other long-term liabilities	-	85.0	-	85.0	87.2	-	172.2
Long-term intercompany payables	1,199.2	2,779.0	(1,758.8)	2,219.4	4,753.6	(6,973.0)	-
Deferred tax liabilities	-	229.9	-	229.9	160.8	-	390.7
Total liabilities	3,143.6	4,293.4	(1,934.3)	5,502.7	11,293.5	(13,001.2)	3,795.0

Equity
Common shareholders' equity
Common share capital	$14,894.2	$1,713.3	$(1,713.3)	$14,894.2	$18,053.2	$(18,053.2)	$14,894.2
Contributed surplus	238.3	2,396.0	(2,396.0)	238.3	4,402.0	(4,402.0)	238.3
Accumulated deficit	(11,026.1)	243.5	(243.5)	(11,026.1)	(10,157.4)	10,157.4	(11,026.1)
Accumulated other comprehensive income (loss)	39.1	7.4	(7.4)	39.1	(20.6)	20.6	39.1
Total common shareholders' equity	4,145.5	4,360.2	(4,360.2)	4,145.5	12,277.2	(12,277.2)	4,145.5
Non-controlling interest	-	-	-	-	38.8	-	38.8
Total equity	4,145.5	4,360.2	(4,360.2)	4,145.5	12,316.0	(12,277.2)	4,184.3

Total liabilities and equity	$7,289.1	$8,653.6	$(6,294.5)	$9,648.2	$23,609.5	$(25,278.4)	$7,979.3

23

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of operations for the six months ended June 30, 2017
	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$1,001.6	$894.7	$(891.3)	$1,005.0	$659.7	$-	$1,664.7

Cost of sales
Production cost of sales	987.7	532.4	(892.0)	628.1	287.3	-	915.4
Depreciation, depletion and amortization	2.4	199.6	0.7	202.7	218.8	-	421.5
Total cost of sales	990.1	732.0	(891.3)	830.8	506.1	-	1,336.9
Gross profit	11.5	162.7	-	174.2	153.6	-	327.8
Other operating expense	1.8	3.8	-	5.6	55.6	-	61.2
Exploration and business development	9.7	8.8	-	18.5	27.4	-	45.9
General and administrative	38.5	2.2	-	40.7	26.5	-	67.2
Operating earnings (loss)	(38.5)	147.9	-	109.4	44.1	-	153.5
Other income (expense) - net	18.2	(10.5)	-	7.7	283.2	(166.2)	124.7
Equity in earnings (losses) of associate, joint ventures and intercompany investments	202.1	21.5	(129.1)	94.5	(0.5)	(94.9)	(0.9)
Finance income	24.9	9.2	(0.2)	33.9	37.9	(65.7)	6.1
Finance expense	(39.1)	(20.4)	0.2	(59.3)	(63.4)	65.7	(57.0)
Earnings (loss) before tax	167.6	147.7	(129.1)	186.2	301.3	(261.1)	226.4
Income tax recovery (expense) - net	0.1	(18.6)	-	(18.5)	(42.4)	-	(60.9)
Net earnings (loss)	$167.7	$129.1	$(129.1)	$167.7	$258.9	$(261.1)	$165.5
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(2.2)	$-	$(2.2)
Common shareholders	$167.7	$129.1	$(129.1)	$167.7	$261.1	$(261.1)	$167.7

24

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of operations for the six months ended June 30, 2016

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$974.0	$794.5	$(777.6)	$990.9	$668.1	$-	$1,659.0

Cost of sales
Production cost of sales	963.4	497.6	(777.6)	683.4	281.0	-	964.4
Depreciation, depletion and amortization	3.8	164.2	-	168.0	235.4	-	403.4
Total cost of sales	967.2	661.8	(777.6)	851.4	516.4	-	1,367.8
Gross profit	6.8	132.7	-	139.5	151.7	-	291.2
Other operating expense	1.5	7.6	-	9.1	60.9	-	70.0
Exploration and business development	11.8	3.8	-	15.6	22.9	-	38.5
General and administrative	37.3	1.7	-	39.0	31.7	-	70.7
Operating loss	(43.8)	119.6	-	75.8	36.2	-	112.0
Other income (expense) - net	(281.8)	7.4	-	(274.4)	442.5	(154.9)	13.2
Equity in earnings (losses) of associate, joint venture and intercompany investments	370.9	(7.5)	(139.0)	224.4	0.1	(224.4)	0.1
Finance income	11.2	8.1	(3.0)	16.3	38.3	(51.1)	3.5
Finance expense	(46.5)	(23.4)	3.0	(66.9)	(49.7)	51.1	(65.5)
Earnings (loss) before tax	10.0	104.2	(139.0)	(24.8)	467.4	(379.3)	63.3
Income tax recovery (expense) - net	-	34.8	-	34.8	(91.5)	-	(56.7)
Net earnings (loss)	$10.0	$139.0	$(139.0)	$10.0	$375.9	$(379.3)	$6.6
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(3.4)	$-	$(3.4)
Common shareholders	$10.0	$139.0	$(139.0)	$10.0	$379.3	$(379.3)	$10.0

25

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the six months ended June 30, 2017

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings (loss)	$167.7	129.1	(129.0)	167.8	258.7	(261.0)	165.5

Other comprehensive income (loss), net of tax:
Items to be reclassified to profit or loss in subsequent periods:
Changes in fair value of investments (a)	15.3	-	-	15.3	1.5	-	16.8
Accumulated other comprehensive (income) loss related to investments sold (b)	(0.5)	-	-	(0.5)	-	-	(0.5)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(0.6)	(2.7)	-	(3.3)	-	-	(3.3)
Accumulated other comprehensive (income) loss related to derivatives settled (d)	(0.8)	(4.6)	-	(5.4)	-	-	(5.4)
	13.4	(7.3)	-	6.1	1.5	-	7.6
Equity in other comprehensive income (loss) of intercompany investments	(5.8)	-	7.3	1.5	-	(1.5)	-
Total comprehensive income (loss)	$175.3	$121.8	$(121.7)	$175.4	$260.2	$(262.5)	$173.1

Attributable to non-controlling interest	$-	$-	$-	$-	$(2.2)	$-	$(2.2)
Attributable to common shareholders	$175.3	$121.8	$(121.7)	$175.4	$262.4	$(262.5)	$175.3

(a) Net of tax of	$0.7	$-	$-	$0.7	$-	$-	$0.7
(b) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(c) Net of tax of	$(0.2)	$(0.2)	$-	$(0.4)	$-	$-	$(0.4)
(d) Net of tax of	$(0.3)	$(2.1)	$-	$(2.4)	$-	$-	$(2.4)
26

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the six months ended June 30, 2016

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated

Net earnings (loss)	$10.0	139.0	(139.0)	10.0	375.9	(379.3)	6.6

Other comprehensive income (loss), net of tax:
Items to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	64.5	-	-	64.5	1.3	-	65.8
Accumulated other comprehensive (income) loss related to investments sold (b)	(2.7)	-	-	(2.7)	-	-	(2.7)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	8.6	13.2	-	21.8	1.4	-	23.2
Accumulated other comprehensive (income) loss related to derivatives settled (d)	1.1	1.2	-	2.3	1.1	-	3.4
	71.5	14.4	-	85.9	3.8	-	89.7
Equity in other comprehensive income (loss) of intercompany investments	18.2	-	(14.4)	3.8	-	(3.8)	-
Total comprehensive income (loss)	$99.7	$153.4	$(153.4)	$99.7	$379.7	$(383.1)	$96.3

Attributable to non-controlling interest	$-	$-	$-	$-	$(3.4)	$-	$(3.4)
Attributable to common shareholders	$99.7	$153.4	$(153.4)	$99.7	$383.1	$(383.1)	$99.7

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(c) Net of tax of	$-	$6.3	$-	$6.3	$0.4	$-	$6.7
(d) Net of tax of	$-	$0.4	$-	$0.4	$0.3	$-	$0.7

27

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the six months ended June 30, 2017

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$167.7	$129.1	$(129.1)	$167.7	$258.9	$(261.1)	$165.5
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	2.4	199.6	0.7	202.7	218.8	-	421.5
Loss (gain) on disposition of associate and other interests	5.4	-	-	5.4	(16.4)	-	(11.0)
Reversal of impairment charges	-	-	-	-	(97.0)	-	(97.0)
Equity in losses (earnings) of associate, joint ventures and intercompany investments	(202.1)	(21.5)	129.1	(94.5)	0.5	94.9	0.9
Share-based compensation expense	6.6	-	-	6.6	-	-	6.6
Finance expense	39.1	20.4	(0.2)	59.3	63.4	(65.7)	57.0
Deferred tax expense (recovery)	(0.1)	6.0	-	5.9	(23.1)	-	(17.2)
Foreign exchange gains and other	(20.9)	(3.2)	-	(24.1)	(20.5)	-	(44.6)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(0.3)	17.7	-	17.4	25.7	-	43.1
Inventories	3.7	(45.3)	(0.7)	(42.3)	37.2	-	(5.1)
Accounts payable and accrued liabilities	(14.2)	0.8	-	(13.4)	(4.4)	-	(17.8)
Cash flow provided from (used in) operating activities	(12.7)	303.6	(0.2)	290.7	443.1	(231.9)	501.9
Income taxes paid	-	(9.8)	-	(9.8)	(104.6)	-	(114.4)
Net cash flow provided from (used in) operating activities	(12.7)	293.8	(0.2)	280.9	338.5	(231.9)	387.5
Investing:
Additions to property, plant and equipment	(9.5)	(153.0)	-	(162.5)	(217.1)	-	(379.6)
Business acquisition	-	-	-	-	-	-	-
Net additions to long-term investments and other assets	(11.3)	(9.1)	-	(20.4)	5.3	-	(15.1)
Net proceeds from the sale of property, plant and equipment	-	0.3	-	0.3	4.5	-	4.8
Net proceeds from disposition of associate and other interests	7.5	-	-	7.5	260.0	-	267.5
Increase in restricted cash	-	(0.7)	-	(0.7)	(0.4)	-	(1.1)
Interest received and other	0.3	1.4	-	1.7	1.6	-	3.3
Net cash flow provided from (used in) investing activities	(13.0)	(161.1)	-	(174.1)	53.9	-	(120.2)
Financing:
Issuance of common shares on exercise of options	0.8	-	-	0.8	-	-	0.8
Proceeds from issuance of equity	-	-	-	-	-	-	-
Interest paid	(34.5)	-	-	(34.5)	-	-	(34.5)
Dividends received from (paid to) common shareholders and subsidiaries	-	-	-	-	(166.2)	166.2	-
Intercompany advances	56.2	(129.1)	0.2	(72.7)	7.0	65.7	-
Other	(0.5)	-	-	(0.5)	-	-	(0.5)
Net cash flow provided from (used in) financing activities	22.0	(129.1)	0.2	(106.9)	(159.2)	231.9	(34.2)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	1.2	-	1.2
Increase (decrease) in cash and cash equivalents	(3.7)	3.6	-	(0.1)	234.4	-	234.3
Cash and cash equivalents, beginning of period	126.2	145.6	-	271.8	555.2	-	827.0
Cash and cash equivalents, end of period	$122.5	$149.2	$-	$271.7	$789.6	$-	$1,061.3

28

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017 and 2016
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the six months ended June 30, 2016

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$10.0	$139.0	$(139.0)	$10.0	$375.9	$(379.3)	$6.6
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	3.8	164.2	-	168.0	235.4	-	403.4
Gain on disposition of associate and other interests - net	-	-	-	-	-	-	-
Reversal of impairment charges	-	-	-	-	-	-	-
Equity in losses (earnings) of associate, joint ventures and intercompany investments	(370.9)	7.5	139.0	(224.4)	(0.1)	224.4	(0.1)
Share-based compensation expense	7.1	-	-	7.1	-	-	7.1
Finance Expense	46.5	23.4	(3.0)	66.9	49.7	(51.1)	65.5
Deferred tax recovery	-	(49.6)	-	(49.6)	(54.4)	-	(104.0)
Foreign exchange losses (gains) and other	284.0	20.1	-	304.1	(287.8)	-	16.3
Changes in operating assets and liabilities:
Accounts receivable and other assets	(2.9)	(4.9)	-	(7.8)	11.4	-	3.6
Inventories	(0.8)	(29.4)	-	(30.2)	114.1	-	83.9
Accounts payable and accrued liabilities	5.5	43.5	-	49.0	66.0	-	115.0
Cash flow provided from (used in) operating activities	(17.7)	313.8	(3.0)	293.1	510.2	(206.0)	597.3
Income taxes paid	-	(14.2)	-	(14.2)	(52.7)	-	(66.9)
Net cash flow provided from (used in) operating activities	(17.7)	299.6	(3.0)	278.9	457.5	(206.0)	530.4
Investing:
Additions to property, plant and equipment	(2.8)	(94.6)	-	(97.4)	(156.1)	-	(253.5)
Business acquisitions	-	(588.0)	-	(588.0)	-	-	(588.0)
Net additions to long-term investments and other assets	3.3	(10.4)	-	(7.1)	(13.0)	-	(20.1)
Net proceeds from the sale of property, plant and equipment	-	-	-	-	6.9	-	6.9
Net proceeds from disposition of associate and other interests	-	-	-	-	-	-	-
Decrease (increase) in restricted cash	-	(1.4)	-	(1.4)	0.5	-	(0.9)
Interest received and other	0.3	0.5	-	0.8	0.7	-	1.5
Net cash flow provided from (used in) investing activities	0.8	(693.9)	-	(693.1)	(161.0)	-	(854.1)
Financing:
Issuance of common shares on exercise of options	1.0	-	-	1.0	-	-	1.0
Proceeds from issuance of equity	275.7	-	-	275.7	-	-	275.7
Interest paid	(33.2)	-	-	(33.2)	-	-	(33.2)
Dividends received from (paid to) common shareholders and subsidiaries	-	-	-	-	(154.9)	154.9	-
Intercompany advances	(156.2)	382.6	3.0	229.4	(280.5)	51.1	-
Other	-	-	-	-	-	-	-
Net cash flow provided from (used in) financing activities	87.3	382.6	3.0	472.9	(435.4)	206.0	243.5
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	4.5	-	4.5
Increase (decrease) in cash and cash equivalents	70.4	(11.7)	-	58.7	(134.4)	-	(75.7)
Cash and cash equivalents, beginning of period	113.8	127.0	-	240.8	803.1	-	1,043.9
Cash and cash equivalents, end of period	$184.2	$115.3	$-	$299.5	$668.7	$-	$968.2

29